Exhibit 99.1

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 24th day of April, 2014.

BETWEEN:

BROOKFIELD PROPERTY PARTNERS L.P.,
a Bermuda exempted limited partnership,
(hereinafter referred to as “Brookfield Property Partners”)

— and —

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP,
an Ontario limited partnership,
(hereinafter referred to as “Exchange LP”)

— and —

BROOKFIELD PROPERTY SPLIT CORP.,
a corporation incorporated under the laws of British Columbia,
(hereinafter referred to as “BOP Split”, and together with Brookfield Property Partners and Exchange LP, the “Offerors”)

— and —

BROOKFIELD OFFICE PROPERTIES INC.,
a corporation incorporated under the laws of Canada,
(hereinafter referred to as “BPO”).

WHEREAS pursuant to the terms of an offer to purchase and circular of the Offerors dated February 11, 2014 (the “Offer Circular”), the Offerors made an offer to purchase all of the common shares of BPO, other than the BPO Restricted Shares (the “BPO Common Shares”), as extended by a Notice of Extension dated March 20, 2014 (collectively, the “Offer”);

AND WHEREAS the Offerors acquired all BPO Common Shares tendered to the Offer and, as at the date hereof, the Offerors hold, directly or indirectly, 469,393,505 BPO Common Shares, representing approximately 92.5% of the outstanding BPO Common Shares;

AND WHEREAS the Offerors and BPO desire to proceed with a subsequent acquisition transaction whereby the Offerors will acquire all of the BPO Common Shares not tendered to the Offer at a consideration per BPO Common Share equal to the consideration per BPO Common Share paid pursuant to the Offer;

AND WHEREAS the Offerors and BPO propose to proceed with a subsequent acquisition transaction pursuant to an arrangement under section 192 of the CBCA;

AND WHEREAS the Board of Directors (as defined below), upon receiving the recommendation of the independent committee of the Board of Directors, have unanimously determined that the Arrangement is fair to the Shareholders and that the transactions contemplated in the Arrangement are in the best interests of BPO, and the Board of Directors unanimously have resolved to recommend approval of the Arrangement Resolution to Shareholders, all on the terms contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Agreement, unless the context otherwise requires:

“1933 Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.1(e);

“Arrangement” means the arrangement pursuant to section 192 of the CBCA, on the terms and conditions set forth in the Plan of Arrangement, and any amendment or variation thereto in accordance with the terms thereof or made at the discretion of the Court in the Final Order (with the consent of Brookfield Property Partners and BPO, each acting reasonably);

“Arrangement Resolution” means a special resolution of BPO in substantially the form of Schedule A hereto;

“Board of Directors” means the board of directors of BPO, excluding directors who are directors or officers of Brookfield Asset Management Inc., are members of management of BPO or otherwise have interests that present actual or potential conflicts of interest in connection with the Offer and the Arrangement;

“BOP Split” has the meaning ascribed thereto in the Recitals;

“BOP Split Amalco” means Brookfield Property Split Corp., the corporation resulting from the BOP Split Amalgamation;

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“BOP Split Amalco Preferred Shares” means, collectively, the BOP Split Amalco Preferred Shares, Series 1, the BOP Split Amalco Preferred Shares, Series 2, the BOP Split Amalco Preferred Shares, Series 3 and the BOP Split Amalco Preferred Shares, Series 4;

“BOP Split Amalco Preferred Shares, Series 1” means the Class A Senior Preferred Shares, Series 1 of BOP Split Amalco;

“BOP Split Amalco Preferred Shares, Series 2” means the Class A Senior Preferred Shares, Series 2 of BOP Split Amalco;

“BOP Split Amalco Preferred Shares, Series 3” means the Class A Senior Preferred Shares, Series 3 of BOP Split Amalco;

“BOP Split Amalco Preferred Shares, Series 4” means the Class A Senior Preferred Shares, Series 4 of BOP Split Amalco;

“BOP Split Amalgamation” means the amalgamation of Brookfield Property Split Holdings Corp., BOP 1BOX Ltd., BOP 2BOX Ltd. and BOP Split under the BCBCA, creating BOP Split Amalco;

“BPO” has the meaning ascribed thereto in the Recitals;

“BPO Common Shares” means the common shares in the capital of BPO, other than the BPO Restricted Shares;

“BPO Options” means the options to purchase BPO Common Shares (or securities convertible into, or exchangeable or exercisable for, BPO Common Shares) pursuant to BPO’s stock option plans;

“BPO Restricted Shares” means the common shares in the capital of BPO that were granted under the BPO Restricted Stock Plan and which are either unvested at the Effective Date or are held in a custodial account under the terms of the BPO Restricted Stock Plan at the Effective Date;

“BPY Units” means the non-voting limited partnership units of Brookfield Property Partners;

“Brookfield Property Partners” has the meaning ascribed thereto in the Recitals;

“Business Day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario or in Hamilton, Bermuda;

“Canadian Shareholder” means a Shareholder who, for purposes of the Tax Act and, at all relevant times, is or is deemed to be resident in Canada or, in the case of a Shareholder that is a partnership, a Shareholder that is a “Canadian partnership” as defined in the Tax Act;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

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“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“certificate” means a physical share certificate or other evidence of share ownership, including without limitation, a DRS statement;

“Circular” means the management proxy circular of BPO to be mailed to the Shareholders in connection with the Shareholders’ Meeting;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Effective Date” means the date of the Certificate;

“Exchange LP” has the meaning ascribed thereto in the Recitals;

“Exchange LP Units” means the exchangeable limited partnership units of Exchange LP;

“Final Order” means the order of the Court, in form and substance satisfactory to Brookfield Property Partners and BPO, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Brookfield Property Partners and BPO, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to Brookfield Property Partners and BPO, each acting reasonably) on appeal;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the Toronto Stock Exchange and the New York Stock Exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means an order of the Court, in form and substance acceptable to Brookfield Property Partners and BPO, each acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the Shareholders’ Meeting with respect to the Arrangement, as such order may be amended by the Court with the consent of Brookfield Property Partners and BPO, each acting reasonably;

“Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from

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a Governmental Entity having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Misrepresentation” has the meaning ascribed thereto in the Securities Act (Ontario);

“Offer” has the meaning ascribed thereto in the Recitals;

“Offer Circular” has the meaning ascribed thereto in the Recitals;

“Offerors” has the meaning ascribed thereto in the Recitals;

“Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule B hereto, and any amendment or variation thereto in accordance with the terms hereof, Section 6.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Brookfield Property Partners and BPO, each acting reasonably;

“Shareholders” means the holders of BPO Common Shares;

“Shareholders’ Meeting” means the annual and special meeting of Shareholders, including any adjournment or postponement thereof, to be called in accordance with the Interim Order to consider, among other things, the Arrangement Resolution; and

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, and any successor legislation thereto.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise specified, references to Articles, Sections and subsections are to Articles, Sections and subsections of this Agreement.

1.3                               Currency

All references to “$” mean U.S. dollars.

1.4                               Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5                               Schedules

Schedule A and Schedule B, annexed to this Agreement, are incorporated by reference into and form part of this Agreement.

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ARTICLE 2

THE TRANSACTION

2.1                               Arrangement

(a)                                 As soon as reasonably practicable following the execution of this Agreement, BPO shall prepare, file, proceed with and diligently prosecute an application pursuant to section 192(3) of the CBCA for the Interim Order as contemplated in Section 2.3.

(b)                                 As soon as reasonably practicable after obtaining the Interim Order, BPO shall convene and hold the Shareholders’ Meeting for the purpose of considering the Arrangement Resolution.

(c)                                  If the Interim Order and the approval of the Shareholders as set out in the Interim Order are obtained, BPO shall promptly thereafter take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

(d)                                 Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, BPO shall file, pursuant to section 192(6) of the CBCA, articles of arrangement to give effect to the Arrangement and implement the Plan of Arrangement.

(e)                                  The Arrangement will be structured such that the issuance of securities under the Arrangement qualifies in the United States for the exemption from the registration requirements of the 1934 Act provided by Section 3(a)(10) of the 1933 Act (the “3(a)(10) Exemption”) and applicable state securities laws in reliance upon similar exemptions under applicable state securities laws. Each party hereto agrees to act in good faith, consistent with the intent of the parties hereto and the intended treatment of the Arrangement as set forth in this Section 2.1(e). In order to ensure the availability of the 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(i)                                   the Arrangement will be subject to the approval of the Court;

(ii)                                the Court will be advised as to the intention of the parties hereto to rely on the 3(a)(10) Exemption prior to the Court hearing at which the Final Order will be sought;

(iii)                             the Court will be required to satisfy itself as to the fairness of the Arrangement;

(iv)                            the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the securityholders to whom securities will be issued;

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(v)                               the parties hereto will ensure that each securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right; and

(vi)                            the Interim Order approving the Shareholders’ Meeting to approve the Arrangement Resolution will specify that each securityholder will have the right to appear before the Court at the Court hearing on the Final Order so long as such securityholder enters an appearance within a reasonable time.

2.2                               Effective Date of Arrangement

The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective in the order set out in the Plan of Arrangement.

2.3                               Interim Order

The notice of motion for the application referred to in subsection 2.1(a) shall request that the Interim Order provide, among other things:

(a)                                 for the calling and holding of the Shareholders’ Meeting for the purpose of considering the Arrangement Resolution;

(b)                                 for the Shareholders’ Meeting to be called, held and conducted in accordance with the provisions of the CBCA, the by-laws of BPO, the Circular and the Interim Order;

(c)                                  that the requisite shareholder approval for the Arrangement Resolution shall be (i) at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Shareholders’ Meeting and (ii) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Shareholders’ Meeting, excluding the votes that are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

(d)                                 for the grant of rights of dissent as provided in Article 4 of the Plan of Arrangement; and

(e)                                  that it is the intention of the parties hereto to rely on the 3(a)(10) Exemption with respect to the issuance of securities pursuant to the Arrangement based on the Court’s approval of the Arrangement.

2.4                               Circular

(a)                                 BPO will, in a timely and expeditious manner, prepare and file, in consultation with the Offerors and their advisors, the Circular in all jurisdictions where the

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same is required and mail the Circular to the Shareholders as required under applicable Laws and the Interim Order;

(b)                                 BPO shall ensure that the Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Circular will not contain any Misrepresentation (other than in each case with respect to any information relating to the Offerors, including the BPY Units and the Exchange LP Units), and shall provide Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Shareholders’ Meeting;

(c)                                  the Circular will include the unanimous recommendation of the Board of Directors that Shareholders vote in favour of the Arrangement Resolution;

(d)                                 the Offerors will furnish to BPO all such information regarding the Offerors, including the BPY Units and Exchange LP Units, as may be required by the Interim Order or applicable Laws or as may be reasonably required by BPO in the preparation of the Circular for inclusion in the Circular and in any amendments or supplements to such Circular or other documents related thereto. The Offerors shall ensure that no such information will contain any Misrepresentation; and

(e)                                  the Offerors and their advisors shall be given a reasonable opportunity to review and comment on the Circular, prior to the Circular being printed, mailed to Shareholders and filed in all jurisdictions where the same is required, and reasonable consideration shall be given to any comments made by the Offerors and their advisors, provided that all information relating solely to the Offerors included in the Circular shall be in form and substance satisfactory to Brookfield Property Partners, acting reasonably.  BPO shall provide the Offerors with a final copy of the Circular prior to the mailing to the Shareholders.

2.5                               Payment of Consideration and Provision of Certificates

The Offerors shall, on or immediately prior to the Effective Date, deliver or cause to be delivered sufficient cash to the Depositary (as defined in the Plan of Arrangement) to pay in full the aggregate amount of cash that Shareholders, except those Shareholders whose BPO Common Shares are being purchased for cancellation by BPO, are entitled to receive under the Arrangement and deposit or cause to be deposited with the Depositary certificates representing the BPY Units, Exchange LP Units and BPO Split Amalco Preferred Shares to be received by holders under the Arrangement, all in accordance with Section 3.4 of the Plan of Arrangement.

BPO shall, on or immediately prior to the Effective Date, deliver or cause to be delivered sufficient cash to the Depositary (as defined in the Plan of Arrangement) to (i) pay in full the aggregate amount of cash that Shareholders whose BPO Common Shares are being purchased for cancellation by BPO are entitled to receive under the Arrangement and (ii) pay for each outstanding BPO Voting Preferred Share to be redeemed by BPO pursuant to the Plan of Arrangement, unless, in each case, BPO requests funding in accordance with Section 4.1(c), in

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which case the Offerors shall, on or immediately prior to the Effective Date, deliver or cause to be delivered sufficient cash to the Depositary (as defined in the Plan of Arrangement).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties of BPO

BPO represents and warrants to the Offerors as follows and acknowledges that the Offerors are relying on such representations and warranties in connection with the Arrangement:

(a)                                 BPO is validly existing under the federal laws of Canada, has the corporate power to enter into this Agreement and to perform its obligations hereunder and is duly qualified as a corporation to do business in each jurisdiction in which the nature of its business makes such qualification necessary;

(b)                                 this Agreement has been duly authorized, executed and delivered by BPO and is a legal, valid and binding obligation of BPO, enforceable against BPO by each of the Offerors in accordance with its terms; and

(c)                                  except as disclosed to the Offerors, the execution and delivery of this Agreement by BPO and the consummation of the Arrangement will not:

(i)                                   result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of BPO under:

(A)                             any provision of the constating documents or by-laws or resolutions of the board of directors of BPO (or any committee thereof) or Shareholders;

(B)                             any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over BPO;

(C)                             any licence, permit, approval, consent or authorization held by BPO that is necessary to the operation of the business carried on by BPO and its subsidiaries;

(D)                             any applicable law, statute, ordinance, regulation or rule the breach of which would have a material adverse effect on the business carried on by BPO and its subsidiaries; or

(E)                              any other contract or agreement that is material to BPO and its subsidiaries; or

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(ii)                                give rise to any right of termination or acceleration of indebtedness of BPO and its subsidiaries, or cause any third party indebtedness of BPO and its subsidiaries to come due before its stated maturity.

3.2                               Representations and Warranties of the Offerors

Each of the Offerors represents and warrants to BPO as follows and acknowledges that BPO is relying on such representations and warranties in connection with the Arrangement:

(a)                                 the Offeror is validly existing under the laws of its jurisdiction of formation, has the power to enter into this Agreement and to perform its obligations hereunder and is duly qualified as a corporation, or limited partnership, as applicable, to do business in each jurisdiction in which the nature of its business makes such qualification necessary;

(b)                                 this Agreement has been duly authorized, executed and delivered by the Offeror and is a legal, valid and binding obligation of the Offeror, enforceable against the Offeror by BPO in accordance with its terms; and

(c)                                  the execution and delivery of this Agreement by the Offeror and the consummation of the Arrangement will not:

(i)                                     result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Offeror under:

(A)                             any provision of the constating documents or by-laws or resolutions of the board of directors or similar governing board (or any committee thereof) or shareholders or unitholders, as applicable, of the Offeror;

(B)                             any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Offeror;

(C)                             any licence, permit, approval, consent or authorization held by the Offeror that is necessary to the operation of the respective businesses carried on by the Offeror and its subsidiaries;

(D)                             any applicable law, statute, ordinance, regulation or rule the breach of which would have a material adverse effect on the business carried on by the Offeror and its subsidiaries; or

(E)                              any other contract or agreement that is material to the Offeror and its subsidiaries; or

(ii)                                give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity.

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ARTICLE 4

COVENANTS

4.1                               Covenants of the Offerors

Each of the Offerors covenants and agrees that:

(a)                                 it will do all such acts and things as are necessary or desirable, and will reasonably cooperate with BPO, in order to give effect to the Arrangement and, without limiting the foregoing, it will apply for and use its reasonable efforts to obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Arrangement and will cooperate with and assist BPO in seeking the Interim Order and the Final Order, including by providing to BPO, on a timely basis, any information reasonably required to be supplied by such Offeror in connection therewith;

(b)                                 it will do all such acts and things as are necessary or desirable in order to carry out and effect the BOP Split Amalgamation (as defined under the Plan of Arrangement) at the appropriate time on the Effective Date in order to implement the Arrangement;

(c)                                  if requested by BPO within five Business Days of the Shareholders’ Meeting, it will fund BPO on or immediately prior to the Effective Date for each outstanding BPO Voting Preferred Share to be redeemed by BPO pursuant to the Plan of Arrangement and/or for each BPO Common Share to be purchased for cancellation by BPO pursuant to the Plan of Arrangement;

(d)                                 in the case of Exchange LP, it will issue BPO such number of Exchange LP Units as are required to be delivered to Canadian Shareholders who have elected, or are deemed to have elected, to have their BPO Common Shares purchased for cancellation by BPO in exchange for Exchange LP Units pursuant to the Plan of Arrangement;

(e)                                  in the case of Brookfield Property Partners, it will, promptly following the Effective Date, redeem for cash and/or convert into similar interests in Brookfield Property Partners, all BPO Options and other share based compensation awards outstanding at BPO, in the manner described in the Offer Circular;

(f)                                   it will vote all BPO Common Shares it holds in favour of the Arrangement Resolution, either in person or by proxy, at the Shareholders’ Meeting; and

(g)                                  to the extent within its power, it will forthwith carry out the terms of the Interim Order and the Final Order.

4.2                               Covenants of BPO

BPO covenants and agrees that:

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(a)                                 it will do all such acts and things as are necessary or desirable, and will reasonably cooperate with the Offerors, in order to give effect to the Arrangement and, without limiting the foregoing, it will apply for and use its reasonable efforts to obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Arrangement;

(b)                                 it will, in a timely and expeditious manner, convene the Shareholders’ Meeting on a date agreed to by the parties to this Agreement, and conduct the Shareholders’ Meeting in accordance with the Interim Order;

(c)                                  it will pay the consideration for each outstanding BPO Voting Preferred Share to be redeemed by BPO pursuant to the Plan of Arrangement and it will pay for each BPO Common Share to be purchased for cancellation by BPO pursuant to the Plan of Arrangement, unless, in each case, BPO requests funding from the Offerors in accordance with Section 4.1(c);

(d)                                 upon the reasonable request of Brookfield Property Partners, BPO will and will cause its subsidiaries to use its and their commercially reasonable efforts to effect the structuring steps and transactions as agreed by the parties, provided that neither BPO nor any of its subsidiaries shall be obligated to effect any steps or transactions prior to the Effective Date; and

(e)                                  to the extent within its power, it will forthwith carry out the terms of the Interim Order and the Final Order.

ARTICLE 5

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1                               The representations and warranties of the parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished at the Effective Date.

ARTICLE 6

CONDITIONS

6.1                               Mutual Conditions of the Offerors and BPO

The obligations of the Offerors and BPO to complete the Arrangement are subject to the fulfillment of the following conditions:

(a)                                 the Arrangement Resolution shall have been approved at the Shareholders’ Meeting by the vote of Shareholders required pursuant to the Interim Order;

(b)                                 there shall not be in force any order or decree of a court or other tribunal of competent jurisdiction restraining or enjoining the consummation of the Arrangement;

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(c)                                  all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required or necessary for the completion of the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, and none of such consents, orders, regulations or approvals shall contain terms or conditions that are unsatisfactory or unacceptable to the Offerors or BPO, each acting reasonably;

(d)                                 the Interim Order shall have been granted in form and substance satisfactory to the Offerors and BPO, each acting reasonably;

(e)                                  the Final Order shall have been granted in form and substance satisfactory to the Offerors and BPO, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise; and

(f)                                   (i) the provisions of Section 2.1(e) shall have been satisfied and (ii) the securities to be issued under the Arrangement shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof.

The foregoing conditions are for the benefit of each of the Offerors and BPO and may be waived, in whole or in part, by either of the Offerors or BPO in writing at any time. If any of the foregoing conditions are not satisfied or waived on or before September 30, 2014, or such other date as may be agreed by the parties, then the Offerors or BPO may terminate this Agreement by written notice to the other parties.

6.2                               Merger of Conditions

The conditions set out in this Article shall be conclusively deemed to have been satisfied, waived or released upon the completion of the Arrangement.

ARTICLE 7

TERMINATION

7.1                               Termination

This Agreement may be terminated by mutual written agreement of the parties hereto or in the circumstances contemplated in Article 6 without further action on the part of their respective shareholders.

ARTICLE 8

GENERAL

8.1                               D&O Insurance

(a)                                 For so long as BPO remains a reporting issuer under Canadian securities laws, the Offerors will ensure that BPO continues to maintain in effect the directors’, officers’ and employees’ liability insurance in place as of the date hereof with

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terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under BPO’s and its subsidiaries’ existing policies as of the date hereof (and, for the avoidance of doubt, covering both present and former directors and officers).  If BPO ceases to be a reporting issuer under Canadian securities laws prior to the date that is five years from the Effective Date and the insurance referred to in the previous sentence is not maintained for the remainder of such five-year period, the Offerors will cause BPO to purchase and maintain for the period from the Effective Date until five years after the Effective Date, on a “trailing” or “run-off” basis, a directors’ and officers’ insurance policy for all present and former directors and officers of BPO, covering claims in respect of acts or omissions in their capacity as directors or officers of BPO occurring prior to the Effective Date made prior to or within five years after the Effective Date, on terms and conditions comparable to those applicable to the current directors and officers of BPO.

(b)                                 From and after the Effective Date, the Offerors shall ensure that the articles and/or by-laws of BPO (or its successors) shall contain the provisions with respect to indemnification set forth in BPO’s current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of five years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Date, were directors or officers of BPO, and the Offerors shall ensure that the obligations of BPO under any indemnification agreements between BPO and its directors and officers continue in place or are assumed by, if applicable, any successor to BPO.

8.2                               Amendment

This Agreement may, at any time and from time to time before or after the holding of the Shareholders’ Meeting, be amended by mutual written agreement of the parties hereto without further notice to or authorization on the part of their respective shareholders.

8.3                               Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to the other party shall be in writing and may be given by delivering same or sending same by e-mail or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, and if not, the next succeeding Business Day) and if sent by e-mail be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for notice of each of the parties hereto shall be as follows:

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(a)                                 if to the Offerors:

Brookfield Property Group
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY, 10281-1023

Attention: Richard B. Clark
E-mail: Ric.Clark@brookfield.com

with a copy to (which shall not constitute notice):

Torys LLP
79 Wellington Street West, Suite 3000
Toronto, Ontario, M5K 1N2

Attention: Karrin Powys-Lybbe
E-mail:        kpowys-lybbe@torys.com

(b)                                 if to BPO:

Brookfield Place Toronto
Suite 330, P.O. Box 770
181 Bay Street
Toronto, Ontario, M5J 2T3

Attention: Dennis Friedrich
E-mail:  Dennis.Friedrich@brookfield.com

with a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto  ON, M5V 3J7

Attention: William M. Ainley
E-mail: wainley@dwpv.com

8.4                               Time of the Essence

Time shall be of the essence in this Agreement.

8.5                               Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

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8.6                               Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

8.7                               Waiver

No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

8.8                               Enurement and Assignment

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the prior written consent of the other parties hereto.

8.9                               Counterparts and Telecopies

This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Transmission by e-mail or facsimile of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, provided that the party so delivering such counterpart shall, promptly after such delivery, deliver the original of such counterpart of the Agreement to the other parties hereto.

16

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BROOKFIELD PROPERTY PARTNERS L.P., by one of its service providers, BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	Chief Executive Officer

BROOKFIELD PROPERTY SPLIT CORP.

By:	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	Chief Executive Officer

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP, by its general partner, BOP EXCHANGE GP ULC

By:	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	Chief Executive Officer

BROOKFIELD OFFICE PROPERTIES INC.

By:	/s/ Dennis Friedrich
	Name:	Dennis Friedrich
	Title:	Chief Executive Officer

17

Schedule A - Arrangement Resolution

BE IT RESOLVED THAT:

1.                                      The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of Brookfield Office Properties Inc. (the “Corporation”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated •, 2014 of the Corporation accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement Agreement”) made as of April 24, 2014 between the Corporation, Brookfield Property Partners L.P., Brookfield Office Properties Exchange LP and Brookfield Property Split Corp.), is hereby authorized, approved and adopted.

2.                                      The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “•” to the Circular, is hereby authorized, approved and adopted.

3.                                      The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.                                      The Corporation be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with the Arrangement Agreement).

5.                                      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the corporate seal of the Corporation or otherwise, and deliver or cause to be delivered, for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and

A-1

instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-2

Schedule B - Plan of Arrangement

B-1

SCHEDULE B

PLAN OF ARRANGEMENT

FORM OF PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA
BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                               Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Applicable Offeror” means

(a)                                 for a Shareholder who has elected or is deemed to have elected to receive BPY Units (i) Brookfield Property Partners for the number of such Shareholder’s BPO Common Shares equal to the whole number of BPY Units the Shareholder is entitled to receive pursuant to Section 3.2 and Section 3.3, as applicable, and (ii) BOP Split for the remainder of such Shareholder’s BPO Common Shares;

(b)                                 Exchange LP for any Canadian Shareholder who has elected or is deemed to have elected to receive Exchange LP Units;

(c)                                  BPO for any Canadian Shareholder who has elected to have its BPO Common Shares purchased for cancellation by BPO; and

(d)                                 BOP Split for any Shareholder who is entitled to receive only cash;

“Arrangement” means the arrangement of BPO under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 6.1 hereof or made at the discretion of the Court in the Final Order (with the consent of Brookfield Property Partners and BPO, each acting reasonably);

“Arrangement Agreement” means the Arrangement Agreement dated as of April 24, 2014 among the Offerors and BPO providing for, among other things, the Arrangement, as the same may be amended, supplemented and/or restated from time to time;

“Articles of Arrangement” means the articles of arrangement of BPO in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made, which shall be in form and substance satisfactory to Brookfield Property Partners and BPO, each acting reasonably;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, in each case as now in effect and as may be amended from time to time prior to the Effective Date;

“BOP Split” means Brookfield Property Split Corp., a corporation incorporated under the laws of British Columbia, and after the Effective Time, references to BOP Split mean BOP Split Amalco;

“BOP Split Amalco” means Brookfield Property Split Corp., the corporation resulting from the BOP Split Amalgamation;

“BOP Split Amalco Preferred Shares” means, collectively, the BOP Split Amalco Preferred Shares, Series 1, the BOP Split Amalco Preferred Shares, Series 2, the BOP Split Amalco Preferred Shares, Series 3 and the BOP Split Amalco Preferred Shares, Series 4;

“BOP Split Amalco Preferred Shares, Series 1” means the Class A Senior Preferred Shares, Series 1 of BOP Split Amalco, having the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

“BOP Split Amalco Preferred Shares, Series 2” means the Class A Senior Preferred Shares, Series 2 of BOP Split Amalco, having the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

“BOP Split Amalco Preferred Shares, Series 3” means the Class A Senior Preferred Shares, Series 3 of BOP Split Amalco, having the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

“BOP Split Amalco Preferred Shares, Series 4” means the Class A Senior Preferred Shares, Series 4 of BOP Split Amalco, having the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

“BOP Split Amalgamation” means the amalgamation of Newco, BOP 1BOX Ltd., BOP 2BOX Ltd. and BOP Split under the BCBCA, creating BOP Split Amalco;

“BPO” means Brookfield Office Properties Inc., a corporation incorporated under the CBCA;

“BPO Arrangement Resolution” means a special resolution of BPO in substantially the form of Schedule A to the Arrangement Agreement;

“BPO Convertible Preferred Shareholders” means, collectively, holders of the BPO Preferred Shares, Series G, BPO Preferred Shares, Series H, BPO Preferred Shares, Series J and BPO Preferred Shares, Series K;

“BPO Convertible Preferred Shares” means, collectively, the BPO Preferred Shares, Series G, BPO Preferred Shares, Series H, BPO Preferred Shares, Series J and BPO Preferred Shares, Series K;

“BPO Common Shares” means the common shares in the capital of BPO, other than the BPO Restricted Shares;

“BPO Preferred Shares, Series G” means the Class AAA Preference Shares, Series G of BPO;

“BPO Preferred Shares, Series H” means the Class AAA Preference Shares, Series H of BPO;

“BPO Preferred Shares, Series J” means the Class AAA Preference Shares, Series J of BPO;

“BPO Preferred Shares, Series K” means the Class AAA Preference Shares, Series K of BPO;

“BPO Redemption Amount” has the meaning ascribed thereto in Section 3.4(b);

“BPO Restricted Shares” means the common shares in the capital of BPO that were granted under the BPO Restricted Stock Plan and which are either unvested at the Effective Date or are held in a custodial account under the terms of the BPO Restricted Stock Plan at the Effective Date;

“BPO Voting Preferred Shares” means the Class A Preference Shares, Series A and B of BPO;

“BPY Units” means the non-voting limited partnership units of Brookfield Property Partners;

“Brookfield Property Partners” means Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

“business day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario or in Hamilton, Bermuda;

“Canadian Preferred Shareholder” means a BPO Convertible Preferred Shareholder who, for purposes of the Tax Act and, at all relevant times, is or is deemed to be resident in Canada or, in the case of a holder that is a partnership, a holder that is a “Canadian partnership” as defined in the Tax Act;

“Canadian Shareholder” means a Shareholder who, for purposes of the Tax Act and, at all relevant times, is or is deemed to be resident in Canada or, in the case of a Shareholder that is a partnership, a Shareholder that is a “Canadian partnership” as defined in the Tax Act;

“Cash Pro-Ration Factor” means a number, rounded to six decimal places, equal to the Maximum Cash Consideration divided by the Total Elected Cash Consideration;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“certificate” means a physical share certificate or other evidence of share ownership, including without limitation, a DRS statement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“CRA” means the Canada Revenue Agency;

“Depositary” means CST Trust Company, as depositary at its offices as set out in the Letter of Transmittal and Election Form;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of BPO Common Shares (other than an Offeror or one of its subsidiaries) who dissents in respect of the BPO Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BPO Common Shares;

“Effective Date” means the date of the Certificate;

“Effective Time” means immediately after such time on the Effective Date that the BOP Split Amalgamation is effective under the BCBCA;

“Election Deadline” means 5:00 p.m. (Toronto Time) on the business day which is two business days preceding the Shareholders’ Meeting;

“Exchange LP” means Brookfield Office Properties Exchange LP, an Ontario limited partnership;

“Exchange LP Units” means the exchangeable limited partnership units of Exchange LP;

“Final Order” means the order of the Court, in form and substance satisfactory to Brookfield Property Partners and BPO, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Brookfield Property Partners and BPO, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to Brookfield Property Partners and BPO, each acting reasonably) on appeal;

“Former Shareholders” means, at and following the Initial Effective Time, the holders of BPO Common Shares (other than the Offerors and their subsidiaries) immediately prior to the Initial Effective Time;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“GP ULC” means BOP Exchange GP ULC, an unlimited liability company incorporated under the laws of Alberta;

“Initial Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date, or such other time as the parties may agree to in writing before the Effective Date;

“Interim Order” means an order of the Court, in form and substance acceptable to Brookfield Property Partners, acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the Shareholders’ Meeting with respect to the Arrangement, as such order may be amended by the Court with the consent of Brookfield Property Partners and BPO, each acting reasonably;

“Joint Tax Election” has the meaning ascribed thereto in Section 3.5;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form for use by Shareholders and BPO Convertible Preferred Shareholders with respect to the Arrangement;

“Maximum Cash Consideration” means (i) $1,865,692,297 multiplied by a fraction the numerator of which is the number of BPO Common Shares not owned by the Offerors or Dissenting Shareholders and the denominator of which is the sum of the number of BPO Common Shares not owned by the Offerors plus 220,030,944, being the number of BPO Common Shares acquired under the Offer;

“Maximum Series G Consideration” means 1,000,000 BOP Split Amalco Preferred Shares, Series 1;

“Maximum Series H Consideration” means 1,000,000 BOP Split Amalco Preferred Shares, Series 2;

“Maximum Series J Consideration” means 1,000,000 BOP Split Amalco Preferred Shares, Series 3;

“Maximum Series K Consideration” means 1,000,000 BOP Split Amalco Preferred Shares, Series 4;

“Maximum Unit Consideration” means 186,230,125 multiplied by a fraction the numerator of which is the number of BPO Common Shares not owned by the Offerors or Dissenting Shareholders and the denominator of which is the number of BPO Common Shares not owned by the Offerors plus 220,030,944, being the number of BPO Common Shares acquired under the Offer;

“Minimum Listing Number” means such number of shares having an aggregate market value of $2,000,000 held by at least 300 public holders, each holding one board lot (equal to 100 securities) or more;

“Newco” means Brookfield Property Split Holdings Corp.;

“NYSE” means the New York Stock Exchange;

“Offerors” means Brookfield Property Partners, BOP Split and Exchange LP;

“Other Securities” means all securities convertible into, or exchangeable or exercisable for, BPO Common Shares, including stock options;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“Received Series G Consideration” has the meaning ascribed thereto in Section 3.3(b);

“Received Series H Consideration” has the meaning ascribed thereto in Section 3.3(c);

“Received Series I Consideration” has the meaning ascribed thereto in Section 3.3(d);

“Received Series J Consideration” has the meaning ascribed thereto in Section 3.3(e);

“Shareholders” means the holders of BPO Common Shares;

“Shareholders’ Meeting” means such meeting or meetings of Shareholders, including any adjournment or postponement thereof, that is to be convened to consider, and if deemed advisable approve, the BPO Arrangement Resolution;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, and any successor legislation thereto;

“Total Elected Cash Consideration” has the meaning ascribed thereto in Section 3.3(a)(i);

“Total Elected Series G Consideration” has the meaning ascribed thereto in Section 3.3(b);

“Total Elected Series H Consideration” has the meaning ascribed thereto in Section 3.3(c);

“Total Elected Series J Consideration” has the meaning ascribed thereto in Section 3.3(d);

“Total Elected Series K Consideration” has the meaning ascribed thereto in Section 3.3(e);

“Total Elected Unit Consideration” has the meaning ascribed thereto in Section 3.3(a)(ii);

“Tax Election Deadline” has the meaning ascribed thereto in Section 3.5;

“TSX” means the Toronto Stock Exchange;

“Unit Consideration” means (i) in the case of a Canadian Shareholder who has elected or is deemed to have elected to receive Exchange LP Units, one (1) Exchange LP Unit for each BPO Common Share or (ii) in the case of any other Shareholder, one (1) BPY Unit for each BPO Common Share; and

“Unit Pro-Ration Factor” means a number, rounded to six decimal places, equal to the Maximum Unit Consideration divided by the Total Elected Unit Consideration.

1.2                               Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3                               Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4                               Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5                               Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6                               Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7                               Currency

All references to “$” mean U.S. dollars.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.  This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on the Offerors, BPO, BPO Convertible Preferred Shareholders and all persons who were immediately prior to the Initial Effective Time holders or beneficial owners of BPO Common Shares, BPO Convertible Preferred Shares or BPO Voting Preferred Shares.

ARTICLE 3
ARRANGEMENT

3.1                               Arrangement

Commencing at the Initial Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)                                 each outstanding BPO Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to BOP Split free and clear of all liens, claims and encumbrances, and each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of their BPO Common Shares by BOP Split in accordance with Article 4 hereof, and the name of such holder shall be removed from the register of holders of BPO Common Shares, and BOP Split shall be recorded as the registered holder of the BPO Common Share so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(b)                                 each outstanding BPO Common Share held by a Shareholder other than a Dissenting Shareholder or an Offeror or one of its subsidiaries shall be and be deemed to be transferred by the holder thereof to the Applicable Offeror in exchange for (i) $20.34 in cash or (ii) the Unit Consideration (in each case as elected or deemed to be elected pursuant to Section 3.2 and subject, in each case, to proration in accordance with Section 3.3) and the name of such holder shall be removed from the register of holders of BPO Common Shares, and the Applicable Offeror shall be recorded as the registered holder of the BPO Common Share so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c)                                  each outstanding BPO Voting Preferred Share other than a BPO Voting Preferred Share held by an Offeror or one of its subsidiaries shall be redeemed by BPO, without any further act or formality on its part, in exchange for the consideration provided for in section 1.3 of the class provisions for the BPO Voting Shares contained in the articles of BPO and the name of the holder of such BPO Voting Preferred Share shall be removed from the register of holders of BPO Voting Preferred Shares;

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(d)                                 provided that at least the Minimum Listing Number of BOP Split Amalco Preferred Shares, Series 1 are elected or are deemed to be elected, each BPO Preferred Share, Series G in respect of which a Canadian Preferred Shareholder has made an election pursuant to Section 3.2(f) or, if applicable, is deemed to have made an election pursuant to Section 3.2(l) shall be, subject to Section 3.3(b)3.3(c), transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(f) and in exchange for one (1) BOP Split Amalco Preferred Share, Series 1 and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series G and added to the register of holders of BOP Split Amalco Preferred Shares, Series 1, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series G so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(e)                                  provided that at least the Minimum Listing Number of BOP Split Amalco Preferred Shares, Series 2 are elected or are deemed to be elected, each BPO Preferred Share, Series H in respect of which a Canadian Preferred Shareholder has made an election pursuant to Section 3.2(g) or, if applicable, is deemed to have made an election pursuant to Section 3.2(m) shall be, subject to Section 3.3(c), transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(g) and in exchange for one (1) BOP Split Amalco Preferred Share, Series 2 and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series H and added to the register of holders of BOP Split Amalco Preferred Shares, Series 2, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series H so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(f)                                   provided that at least the Minimum Listing Number of BOP Split Amalco Preferred Shares, Series 3 are elected or are deemed to be elected, each BPO Preferred Share, Series J in respect of which a Canadian Preferred Shareholder has made an election pursuant to Section 3.2(h) or, if applicable, is deemed to have made an election pursuant to Section 3.2(n) shall be, subject to Section

3.3(d), transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(h) and in exchange for one (1) BOP Split Amalco Preferred Share, Series 3 and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series J and added to the register of holders of BOP Split Amalco Preferred Shares, Series 3, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series J so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(g)                                  provided that at least the Minimum Listing Number of BOP Split Amalco Preferred Shares, Series 4 are elected or are deemed to be elected, each BPO Preferred Share, Series K in respect of which a Canadian Preferred Shareholder has made an election pursuant to Section 3.2(i) or, if applicable, is deemed to have made an election pursuant to Section 3.2(o) shall be, subject to Section 3.3(e), transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(i) and in exchange for one (1) BOP Split Amalco Preferred Share, Series 4 and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series K and added to the register of holders of BOP Split Amalco Preferred Shares, Series 4, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series K so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(h)                                 any BPO Convertible Preferred Shares not transferred to BOP Split Amalco pursuant to the foregoing shall remain outstanding as BPO Convertible Preferred Shares; and

(i)                                     the share conditions for each series of BPO Convertible Preferred Shares shall be modified in order to provide for the BPO Convertible Preferred Shares to be convertible into BPY Units rather than BPO Common Shares, all as set forth in Schedule B hereto.

3.2                               Elections

With respect to the exchange of BPO Common Shares effected pursuant to Section 3.1:

(a)                                 each Shareholder (other than Canadian Shareholders, Dissenting Shareholders or an Offeror or its subsidiaries) may elect to receive from the Offerors, in respect of each BPO Common Share held:

(i)                                     one (1) BPY Unit; or

(ii)                                  $20.34 in cash;

(b)                                 each Canadian Shareholder (other than Dissenting Shareholders or an Offeror or its subsidiaries) may elect:

(i)                                     to receive from the Offerors, in respect of each BPO Common Share held:

(A)                               $20.34 in cash; or

(B)                               one (1) Exchange LP Unit; or

(C)                               one (1) BPY Unit; or

(ii)                                  to have its BPO Common Shares purchased for cancellation by BPO in exchange for, in respect of each BPO Common Share held:

(A)                               $20.34 in cash; or

(B)                               one (1) Exchange LP Unit; and

(c)                                  the elections provided for in Sections 3.2(a) and 3.2(b) shall be made by each applicable Shareholder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election, together with any certificates representing the holder’s BPO Common Shares;

(d)                                 any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Shareholder; and

(e)                                  any Shareholder who (i) does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, (ii) properly exercises Dissent Rights in accordance with Section 4.1(a) but is not ultimately entitled, for any reason, to be paid the fair value for its BPO Common Shares by BOP Split as referenced in Section 4.1(b), or (iii) otherwise fails to comply with the requirements of Sections 3.2(a) or 3.2(b) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3, one (1) BPY Unit for each BPO Common Share held.

With respect to the exchange of BPO Convertible Preferred Shares pursuant to Section 3.1:

(f)                                   each Canadian Preferred Shareholder of BPO Preferred Shares, Series G may elect to receive, in respect of each BPO Preferred Share, Series G held, one (1) BOP Split Amalco Preferred Share, Series 1, subject to Section 3.3, or may elect to retain the holder’s BPO Preferred Shares, Series G;

(g)                                  each Canadian Preferred Shareholder of BPO Preferred Shares, Series H may elect to receive, in respect of each BPO Preferred Share, Series H held, one (1) BOP Split Amalco Preferred Share, Series 2, subject to Section 3.3, or may elect to retain the holder’s BPO Preferred Shares, Series H;

(h)                                 each Canadian Preferred Shareholder of BPO Preferred Shares, Series J may elect to receive, in respect of each BPO Preferred Share, Series J held, one (1) BOP Split Amalco Preferred Share, Series 3, subject to Section 3.3, or may elect to retain the holder’s BPO Preferred Shares, Series J;

(i)                                     each Canadian Preferred Shareholder of BPO Preferred Shares, Series K may elect to receive, in respect of each BPO Preferred Share, Series K held, one (1) BOP Split Amalco Preferred Share, Series 4, subject to Section 3.3, or may elect to retain the holder’s BPO Preferred Shares, Series K;

(j)                                    the election provided for in Section 3.2(f), 3.2(g), 3.2(h) or 3.2(i), as applicable, shall be made by each Canadian Preferred Shareholder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election, together with any certificates representing the holder’s BPO Convertible Preferred Shares;

(k)                                 any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Canadian Preferred Shareholder;

(l)                                     any Canadian Preferred Shareholder of BPO Preferred Shares, Series G who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(f) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3(b), BOP Split Amalco Preferred Shares, Series 1;

(m)                             any Canadian Preferred Shareholder of BPO Preferred Shares, Series H who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(g) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3(c), BOP Split Amalco Preferred Shares, Series 2;

(n)                                 any Canadian Preferred Shareholder of BPO Preferred Shares, Series J who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(h) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3(d), BOP Split Amalco Preferred Shares, Series 3; and

(o)                                 any Canadian Preferred Shareholder of BPO Preferred Shares, Series K who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(i) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3(e), BOP Split Amalco Preferred Shares, Series 4.

3.3                               Adjustments to Consideration

(a)                                 Notwithstanding Section 3.2 or any other provision herein, (i) the maximum amount of cash that may, in the aggregate, be paid to the Shareholders pursuant to Section 3.1 shall be equal to the Maximum Cash Consideration; and (ii) the maximum number of BPY Units and Exchange LP Units that may, in the aggregate, be issued to the Shareholders pursuant to Section 3.1 shall be equal to the Maximum Unit Consideration. In the event that:

(i)                                     the aggregate amount of cash that would, but for this Section 3.3(a)(i), be paid to Shareholders in accordance with the elections or deemed elections of such Shareholders pursuant to Section 3.2 (the “Total Elected Cash Consideration”) exceeds the Maximum Cash Consideration, then

(A)                               the aggregate amount of cash to be paid to any Shareholder shall be determined by multiplying the aggregate amount of cash that would, but for this Section 3.3(a)(i), be paid to such Shareholder by the Cash Pro-Ration Factor; and

(B)                               such holder shall receive and shall be deemed to have elected to receive Unit Consideration (calculated by valuing each BPY Unit or Exchange LP Unit at $20.34) for the remainder of their BPO Common Shares; and

(ii)                                  the aggregate number of BPY Units and Exchange LP Units that would, but for this Section 3.3(a)(ii), be issued to Shareholders in accordance with the elections or deemed elections of such Shareholders pursuant to Section 3.2 (the “Total Elected Unit Consideration”) exceeds the Maximum Unit Consideration, then:

(A)                               the aggregate number of BPY Units or Exchange LP Units, as applicable, to be issued to any Shareholder, subject to rounding in accordance with Section 3.6(a), shall be determined by multiplying the aggregate number of BPY Units or Exchange LP Units, as applicable, that would, but for this Section 3.3(a)(ii), be issued to such Shareholder by the Unit Pro-Ration Factor; and

(B)                               such holder shall receive and shall be deemed to have elected to receive $20.34 in cash per BPO Common Share for the remainder of their BPO Common Shares.

(b)                                 Notwithstanding Section 3.2 or any other provision herein, (i) the maximum number of BOP Split Amalco Preferred Shares, Series 1 that may, in the aggregate, be issued to Canadian Preferred Shareholders of BPO Preferred Shares, Series G pursuant to Section 3.1 shall be equal to the Maximum Series G Consideration. In the event that the aggregate number of BOP Split Amalco Preferred Shares, Series 1 that would, but for this Section 3.3(b), be issued to Canadian Preferred Shareholder of BPO Preferred Shares, Series G in accordance with the elections of such holders pursuant to Section 3.2(f) or deemed elections pursuant to Section 3.2(l) (the “Total Elected Series G Consideration”) exceeds the Maximum Series G Consideration, then:

(i)                                     the aggregate number of BOP Split Amalco Preferred Shares, Series 1 to be issued to any Canadian Preferred Shareholder of BPO Preferred Shares, Series G shall be determined by

(A)                               multiplying the aggregate number of BOP Split Amalco Preferred Shares, Series 1 that would, but for this Section 3.3(b), be issued to such holder by a number, rounded to six decimal places, equal to the Maximum Series G Consideration divided by the Total Elected Series G Consideration; and

(B)                               if such number of BOP Split Amalco Preferred Shares, Series 1 is not a whole number, rounding such number down to the closest whole number (such whole number of BOP Split Amalco Preferred Shares, Series 1, after rounding, if necessary, the “Received Series G Consideration”);  and

(ii)                                  such holder shall be deemed to have:

(A)                               elected to transfer to BOP Split Amalco such number of BPO Preferred Shares, Series G equal to the Received Series G Consideration; and

(B)                               elected to retain the remaining BPO Preferred Shares, Series G.

(c)                                  Notwithstanding Section 3.2 or any provision herein contrary to, (i) the maximum number of BOP Split Amalco Preferred Shares, Series 2 that may, in the aggregate, be issued to Canadian Preferred Shareholders of BPO Preferred Shares, Series H pursuant to Section 3.1 shall be equal to the Maximum Series H Consideration. In the event that the aggregate number of BOP Split Amalco Preferred Shares, Series 2 that would, but for this Section 3.3(c), be issued to Canadian Preferred Shareholders of BPO Preferred Shares, Series H in accordance with the elections of such holders pursuant to Section 3.2(g) or deemed elections pursuant to Section 3.2(m) (the “Total Elected Series H Consideration”) exceeds the Maximum Series H Consideration, then:

(i)                                     the aggregate number of BOP Split Amalco Preferred Shares, Series 2 to be issued to any Canadian Preferred Shareholder of BPO Preferred Shares, Series H shall be determined by

(A)                               multiplying the aggregate number of BOP Split Amalco Preferred Shares, Series 2 that would, but for this Section 3.3(c), be issued to such holder by a number, rounded to six decimal places, equal to the Maximum Series H Consideration divided by the Total Elected Series H Consideration; and

(B)                               if such number of BOP Split Amalco Preferred Shares, Series 2 is not a whole number, rounding such number down to the closest whole number (such whole number of BOP Split Amalco Preferred

Shares, Series 2, after rounding, if necessary, the “Received Series H Consideration”);  and

(ii)                                  such holder shall be deemed to have:

(A)                               elected to transfer to BOP Split Amalco such number of BPO Preferred Shares, Series H equal to the Received Series H Consideration; and

(B)                               elected to retain the remaining BPO Preferred Shares, Series H.

(d)                                 Notwithstanding Section 3.2 or any provision herein contrary to, (i) the maximum number of BOP Split Amalco Preferred Shares, Series 3 that may, in the aggregate, be issued to Canadian Preferred Shareholders of BPO Preferred Shares, Series J pursuant to Section 3.1 shall be equal to the Maximum Series J Consideration. In the event that the aggregate number of BOP Split Amalco Preferred Shares, Series 3 that would, but for this Section 3.3(d), be issued to Canadian Preferred Shareholders of BPO Preferred Shares, Series J in accordance with the elections of such holders pursuant to Section 3.2(h) or deemed elections pursuant to Section 3.2(n) (the “Total Elected Series J Consideration”) exceeds the Maximum Series J Consideration, then:

(i)                                     the aggregate number of BOP Split Amalco Preferred Shares, Series 3 to be issued to any Canadian Preferred Shareholder of BPO Preferred Shares, Series J shall be determined by

(A)                               multiplying the aggregate number of BOP Split Amalco Preferred Shares, Series 3 that would, but for this Section 3.3(d), be issued to such holder by a number, rounded to six decimal places, equal to the Maximum Series J Consideration divided by the Total Elected Series J Consideration; and

(B)                               if such number of BOP Split Amalco Preferred Shares, Series 3 is not a whole number, rounding such number down to the closest whole number (such whole number of BOP Split Amalco Preferred Shares, Series 3, after rounding, if necessary, the “Received Series J Consideration”);  and

(ii)                                  such holder shall be deemed to have:

(A)                               elected to transfer to BOP Split Amalco such number of BPO Preferred Shares, Series J equal to the Received Series J Consideration; and

(B)                               elected to retain the remaining BPO Preferred Shares, Series J.

(e)                                  Notwithstanding Section 3.2 or any provision herein contrary to, (i) the maximum number of BOP Split Amalco Preferred Shares, Series 4 that may, in the aggregate, be issued to Canadian Preferred Shareholders of BPO Preferred Shares, Series K pursuant to Section 3.1 shall be equal to the Maximum Series K Consideration. In the event that the aggregate number of BOP Split Amalco Preferred Shares, Series 4 that would, but for this Section 3.3(e), be issued to Canadian Preferred Shareholders of BPO Preferred Shares, Series K in accordance with the elections of such holders pursuant to Section 3.2(i) or deemed elections pursuant to Section 3.2(o) (the “Total Elected Series K Consideration”) exceeds the Maximum Series K Consideration, then:

(i)                                     the aggregate number of BOP Split Amalco Preferred Shares, Series 4 to be issued to any Canadian Preferred Shareholder of BPO Preferred Shares, Series K shall be determined by

(A)                               multiplying the aggregate number of BOP Split Amalco Preferred Shares, Series 4 that would, but for this Section 3.3(e), be issued to such holder by a number, rounded to six decimal places, equal to the Maximum Series K Consideration divided by the Total Elected Series K Consideration; and

(B)                               if such number of BOP Split Amalco Preferred Shares, Series 4 is not a whole number, rounding such number down to the closest whole number (such whole number of BOP Split Amalco Preferred Shares, Series 4, after rounding, if necessary, the “Received Series K Consideration”);  and

(ii)                                  such holder shall be deemed to have:

(A)                               elected to transfer to BOP Split Amalco such number of BPO Preferred Shares, Series K equal to the Received Series K Consideration; and

(B)                               elected to retain the remaining BPO Preferred Shares, Series K.

3.4                               Deposit Rules and Procedures

(a)                                 On or immediately prior to the Effective Date, the Offerors shall:

(i)                                     deposit or cause to be deposited with the Depositary, for the benefit of the Shareholders, except those Shareholders whose BPO Common Shares are being purchased for cancellation by BPO, entitled to receive cash pursuant to Section 3.1, the aggregate amount of cash that such Shareholders are entitled to receive under the Arrangement; and

(ii)                                  deposit or cause to be deposited with the Depositary;

(A)                               for the benefit of and to be held on behalf of the Shareholders entitled to receive BPY Units or Exchange LP Units, as applicable, pursuant to Section 3.1, certificates representing the BPY Units and Exchange LP Units, as applicable, that such Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Shareholder has exercised Dissent Rights); and

(B)                               for the benefit of and to be held on behalf of the Canadian Preferred Shareholders entitled to receive BOP Split Amalco Preferred Shares pursuant to Section 3.1, certificates representing the BOP Split Amalco Preferred Shares that such Canadian Preferred Shareholders are entitled to receive under the Arrangement, which certificates and cash shall be held by the Depositary as agent and nominee for Former Shareholders or former Canadian Preferred Shareholders for distribution to such former holders in accordance with the provisions of Article 5 hereof.

(b)                                 On or immediately prior to the Effective Date, BPO shall:

(i)                                     deposit or cause to be deposited with the Depositary, for the benefit of the Shareholders or holders of BPO Voting Preferred Shares who are entitled to receive cash from BPO pursuant to Section 3.1, the aggregate amount of cash that such Shareholders or holders of BPO Voting Preferred Shares, as applicable, are entitled to receive under the Arrangement (the “BPO Redemption Amount”), unless BPO requests funding in accordance with Section 4.1(c) of the Arrangement Agreement, in which case the Offerors shall, on or immediately prior to the Effective Date, deposit or cause to be deposited with the Depositary the BPO Redemption Amount.

(c)                                  For greater certainty, where a Shareholder who has elected (or is deemed to have elected) to receive Unit Consideration as consideration for their BPO Common Shares receives BPY Units or Exchange LP Units, as applicable, and cash because of pro-ration, the Shareholder will be deemed to have received a proportionate amount of cash and BPY Units or Exchange LP Units, as applicable, as consideration for each whole BPO Common Share acquired.

(d)                                 Shareholders who have so elected in their Letter of Transmittal and Election Form will receive the C$ equivalent of any cash received pursuant to their elections or deemed elections, based on the exchange rate available to the Depositary at its typical banking institution on the date such funds are converted.

For greater certainty, for the purposes of Article 3, if a Shareholder submits more than one valid Letter of Transmittal and Election Form, such holder shall be treated as a separate Shareholder in respect of each valid Letter of Transmittal and Election Form submitted.

3.5                               Tax Elections

A Canadian Shareholder who receives Exchange LP Units only or a combination of Exchange LP Units and cash as consideration for such Canadian Shareholder’s BPO Common Shares shall be entitled to make a joint election with GP ULC, the general partner of Exchange LP on behalf of all of the members of Exchange LP (the “Joint Tax Election”) under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation). A Joint Tax Election shall be made jointly by the Canadian Shareholder and GP ULC on behalf of all of the members of Exchange LP. To make a Joint Tax Election, a Canadian Shareholder must provide the relevant information to GP ULC through a website, http://www.brookfieldpropertypartners.com/bpotaxelection, that will be made available for this purpose. The relevant information must be submitted to GP ULC through the website on or before the day that is 85 days following the Effective Date (the “Tax Election Deadline”). GP ULC will not make a Joint Tax Election with Canadian Shareholders who do not provide the relevant information through the website on or before the Tax Election Deadline. After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act regarding the Joint Tax Election, GP ULC will deliver an executed copy of the Joint Tax Election containing the relevant information to the Canadian Shareholder. The Canadian Shareholder will be solely responsible for executing its portion of the Joint Tax Election and submitting it to the CRA (and, where applicable, to any provincial tax authority) within the required time.

3.6                               No Fractional Units and Rounding of Cash Consideration

(a)                                 In no event shall any fractional BPY Units or Exchange LP Units be issued under this Plan of Arrangement. Where the aggregate number of BPY Units or Exchange LP Units to be issued to a Shareholder as consideration under this Plan of Arrangement would result in a fraction of a BPY Unit or Exchange LP Unit being issuable, then the number of BPY Units or Exchange LP Units to be issued to such Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional BPY Unit or Exchange LP Unit thereof, such Shareholder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) $19.34 multiplied by (ii) the fractional unit amount.

(b)                                 If the aggregate cash amount which a Shareholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Shareholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

3.7                               Adjustments to Unit Consideration

The number of BPY Units and Exchange LP Units that constitute the Unit Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into BPY Units or BPO Common Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to BPY Units or

BPO Common Shares occurring after the date of the Arrangement Agreement and prior to the Initial Effective Time.

ARTICLE 4
DISSENT PROCEDURES

4.1                               Rights of Dissent

(a)                                 Registered Shareholders may exercise rights of dissent with respect to their BPO Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article 4 in connection with the Arrangement (the “Dissent Rights”), provided that, notwithstanding subsection 190(5) of the CBCA, written notice setting forth such a registered Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by the Offerors not later than 5:00 p.m. (Toronto Time) on the business day which is two business days preceding the date of the Shareholders’ Meeting.

(b)                                 Shareholders who properly exercise their Dissent Rights shall be deemed to have transferred their BPO Common Shares to BOP Split as of the Initial Effective Time as set out in Section 3.1(a) hereof.  If such Shareholders are ultimately entitled to be paid the fair value for their BPO Common Shares by BOP Split pursuant to the Dissent Rights, the Shareholders will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; provided however that if any such Shareholder is not ultimately entitled, for any reason, to be paid the fair value for their BPO Common Shares by BOP Split, such Shareholder shall be deemed to have elected pursuant to Section 3.2(e) to receive one (1) BPY Unit for each BPO Common Share held and will be subject to the same adjustment made pursuant to Section 3.3 as for any other Shareholder who elected to receive Unit Consideration.

(c)                                  In addition to any other restrictions under Section 190 of the CBCA, and for greater certainty, holders of Other Securities, BPO Voting Preferred Shares and BPO Convertible Preferred Shares shall not be entitled to exercise Dissent Rights.

4.2                               Recognition of Dissenting Shareholders

From and after the Initial Effective Time, in no case shall the Offerors, BPO or any other Person be required to recognize a Dissenting Shareholder as a holder of BPO Common Shares or as a holder of any securities of any of the Offerors, BPO or any of their respective subsidiaries and the names of the Dissenting Shareholders shall be deleted from the register of holders of BPO Common Shares.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1                               Delivery of Unit Consideration and Cash Consideration

(a)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Initial Effective Time represented one or more outstanding BPO Common Shares, together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Initial Effective Time (in each case, less any amounts withheld pursuant to Section 5.5 hereof), (i) a certificate representing the number of BPY Units or Exchange LP Units to which such holder is entitled to receive under the Arrangement, as applicable; and (ii) a cheque for the cash consideration to which such holder is entitled to under the Arrangement, as applicable.

(b)                                 After the Initial Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate which immediately prior to the Initial Effective Time represented one or more BPO Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.1(a) hereof.

5.2                               Delivery of BOP Split Amalco Preferred Shares

(a)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding BPO Convertible Preferred Shares, together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following Effective Time, a certificate representing the number of BOP Split Amalco Preferred Shares to which such holder is entitled to receive under the Arrangement.

(b)                                 After the Effective Time and until surrendered for cancellation as contemplated by Section 5.2(a) hereof, each certificate which immediately prior to the Effective Time represented one or more BPO Convertible Preferred Shares to be exchanged pursuant to Section 3.1 shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.2(a) hereof.

5.3                               Lost Certificates

In the event any certificate which immediately prior to the Initial Effective Time represented one or more outstanding BPO Common Shares or BPO Convertible Preferred Shares

that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration that such Person is entitled to receive pursuant to Section 3.1 (and any dividends or distributions with respect thereto pursuant to Section 5.4) deliverable in accordance with such holder’s Letter of Transmittal and Election Form.  When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to BPO, Brookfield Property Partners and the Depositary in such sum as BPO, Brookfield Property Partners or the Depositary may direct or otherwise indemnify BPO, the Offerors and the Depositary in a manner satisfactory to BPO, Brookfield Property Partners and the Depositary against any claim that may be made against BPO, the Offerors or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                               Distributions with Respect to Unsurrendered Certificates

No distribution declared or made after the Initial Effective Time with respect to BPY Units or Exchange LP Units with a record date after the Initial Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Initial Effective Time, represented outstanding BPO Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.3 hereof.  Subject to applicable law and to Section 5.5 hereof, at the time of such compliance, a Former Shareholder entitled to receive BPY Units or Exchange LP Units shall receive, in addition to the delivery of a certificate representing the BPY Units or Exchange LP Units, a cheque for the amount of the distribution with a record date after the Initial Effective Time, without interest, theretofore paid with respect to such BPY Units or Exchange LP Units, as applicable.

5.5                               Withholding Rights

The Offerors and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of BPO Common Shares or BPO Convertible Preferred Shares, as applicable, such amounts as the Offerors or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the BPO Common Shares or BPO Convertible Preferred Shares, as applicable, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds any cash component of the consideration otherwise payable to the holder, the Offerors and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration otherwise payable to the holder as is necessary to provide sufficient funds to the Offerors or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Offerors or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority, and shall remit to such holder any unapplied balance of the proceeds of such sale.

5.6                               Extinction of Rights

Any certificate which immediately prior to the Initial Effective Time represented outstanding BPO Common Shares that are exchanged pursuant to Section 3.1 and not deposited with all other instruments required by Section 5.1(a) on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of BPO or as a unitholder of Brookfield Property Partners or Exchange LP. On such date, the cash or BPY Units or Exchange LP Units, as applicable, to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to BPO or the Applicable Offeror, as applicable, together with all entitlements to distributions and interest thereon held for such former registered holder.

5.7                               No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.8                               Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all BPO Common Shares issued prior to the Initial Effective Time; (ii) the rights and obligations of the registered holders of BPO Common Shares, BPO Convertible Preferred Shares (to the extent exchanged), BPO Voting Preferred Shares, the Applicable Offerors, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any BPO Common Shares, BPO Convertible Preferred Shares (to the extent exchanged) or BPO Voting Preferred Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.9                               Illegality of Delivery of BPY Units

Notwithstanding the foregoing, if it appears to the Offerors that it would be contrary to applicable law to issue BPY Units pursuant to the Arrangement to a Shareholder that is not a resident of Canada, the BPY Units that otherwise would be issued to that person will be issued to the Depositary for sale by the Depositary on behalf of that person. The BPY Units so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the BPY Units sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the BPY Units sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the BPY Units and any amount withheld in respect of taxes) in lieu of the BPY Units. The net proceeds will be remitted in the same manner as other payments pursuant to this

Article 5. None of the Offerors, the Depositary or BPO will be liable for any loss arising out of any such sales.

ARTICLE 6
AMENDMENTS

6.1                               Amendments to Plan of Arrangement

(a)                                 The Offerors and BPO may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Initial Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by each of BPO and Brookfield Property Partners; (iii) filed with the Court and, if made following the Shareholders’ Meeting, approved by the Court; and (iv) communicated to Shareholders if and as required by the Interim Order or the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by BPO at any time prior to the Shareholders’ Meeting (provided that Brookfield Property Partners shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Shareholders’ Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholders’ Meeting shall be effective only if: (i) it is consented to in writing by Brookfield Property Partners and BPO, each acting reasonably; and (ii) if required by the Court, it is approved by holders of the BPO Common Shares, voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Offerors, provided that it concerns a matter which, in the reasonable opinion of the Offerors, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of BPO Common Shares, BPO Convertible Preferred Shares or BPO Voting Preferred Shares and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with Court or communicated to Shareholders.

ARTICLE 7
FURTHER ASSURANCES

7.1                               Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A - Terms for BOP Split Amalco Preferred Shares

Brookfield Property Split Corp. Class A Senior Preferred Shares

The Class A Senior Preferred shares (the “Class A Senior Preferred Shares”) shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

1.              The directors of the Company may from time to time issue Class A Senior Preferred Shares in one or more series, each series to consist of such number of shares as shall before issuance thereof be fixed by the directors who (subject as herein provided) shall at the same time determine the designation, rights, restrictions and conditions attaching to the Class A Senior Preferred Shares of such series including, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption (if any), the conversion rights (if any), the participation rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Class A Senior Preferred Shares of such series, the whole subject to the Act, including the amendment to the Notice of Articles to include such series;

2.              The Class A Senior Preferred Shares shall, as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of the Company, rank senior to the Class A and Class B Common Shares (the “Common Shares”), and the Class A, Class B, Class C, and Class D Junior Preferred Shares and all other shares ranking in such regard junior to the Class A Senior Preferred Shares;

3.              The Class A Senior Preferred Shares of each series shall rank on a parity with the Class A Senior Preferred Shares of every other series with respect to accumulated dividends and return of capital as set out in this Section 3. If any cumulative dividends are not paid in full, the Class A Senior Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such cumulative dividends were declared and paid in full.  If amounts payable on a dissolution of the Company or on the occurrence of any other event that entitles the Class A Senior Preferred Shares of all series to a return of capital, are not paid in full, the Class A Senior Preferred Shares of all series must participate rateably in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full;

4.              Subject to the Business Corporations Act (British Columbia), the holders of the Class A Senior Preferred Shares or of a series thereof shall not be entitled as holders of such class or series to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting except that votes may be granted to a series of Class A Senior Preferred Shares when dividends are in arrears on any one or more series; such voting rights, if any, will be determined by the applicable series provisions;

5.              The approval of the holders of the Class A Senior Preferred Shares as to any and all matters to be approved by a separate vote of the holders of Class A Senior Preferred Shares may be given by special resolution signed by all the holders of Class A Senior Preferred Shares or passed at a meeting of the holders of Class A Senior Preferred Shares duly called and held upon at least 21 days’ notice at which the matter in question is carried by the affirmative votes of the holders of not less than 2/3 of the Class A Senior Preferred Shares represented and voted at such meeting cast on a poll; the formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time described in the Articles of the Company with respect to meetings of shareholders; on every poll taken at every such meeting, each holder of Class A Senior Preferred Shares shall be entitled to one vote in respect of each Class A Senior Preferred Share held.

Class A Senior Preferred Shares, Series 1

The first series of Class A Senior Preferred Shares of the Company shall consist of 1,000,000 Class A Senior Preferred Shares which shall be designated as Class A Senior Preferred Shares, Series 1 (hereinafter referred to as the “Series 1 Senior Preferred Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Senior Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.                                      Consideration for Issue

The consideration for the issue of each Series 1 Senior Preferred Share shall be US$25.00.

2.                                      Dividends

For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

(a)                                 “Dividend Payment Date” in respect of the dividends payable on the Series 1 Senior Preferred Shares means the last day of each of March, June, September and December in each year.

(b)                                 “Dividend Period” means the period from and including the date of initial issue of the Series 1 Senior Preferred Shares up to but excluding September 30, 2014 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

2.2                               Payment of Dividends

Holders of Series 1 Senior Preferred Shares (the “Series 1 Shareholders”) shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the board of directors of the Company (the “Board”), out of moneys of the Company properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series 1 Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of US$1.3125 per Series 1 Senior Preferred Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Company) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 1 Senior Preferred Shares (ii) cheque at par in lawful money of Canada at any branch in Canada of the Company’s bankers for the time being or (iii) any other reasonable means the Company deems desirable.

2.3                               Method of Payment

Series 1 Dividends shall (except in case of redemption in which case payment of Series 1 Dividends shall be made on surrender of the certificate representing the Series 1 Senior Preferred

Shares to be redeemed) be paid by either (i) wire or electronic transfer in lawful money of Canada for such Series 1 Dividends (less any tax required to be deducted and withheld by the Company) made to the account designated by the holder of Series 1 Senior Preferred Shares or (ii) sending to each Series 1 Shareholder (in the manner provided for in Section 11) a cheque for such Series 1 Dividends (less any tax required to be deducted and withheld by the Company) payable to the order of such Series 1 Shareholder or, in the case of joint Series 1 Shareholders, to the order of all such Series 1 Shareholders failing written instructions from them to the contrary.  The making of a payment by way of a wire or electronic transfer of funds or the posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Series 1 Shareholder, as applicable, shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

2.4                               Cumulative Payment of Dividends

If on any Dividend Payment Date, the Series 1 Dividends accrued to such date are not paid in full on all of the Series 1 Senior Preferred Shares then outstanding, such Series 1 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Company shall have sufficient monies properly applicable to the payment of such Series 1 Dividends.  The Series 1 Shareholders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.5                               Dividend for Other than a Full Dividend Period

The Series 1 Shareholders shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the directors, out of moneys of the Company properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 1 Senior Preferred Shares up to but excluding September 30, 2014 (the “Initial Dividend Period”), a dividend in an amount per Series 1 Senior Preferred Share equal to US$0.328125; and

(b)                                 in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 1 Senior Preferred Share equal to the amount obtained (rounded to five decimal places) when US$1.3125 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3.                                      Retraction Privilege

3.1                               Right to Require Retraction

Subject to the provisions of Section 3.2 and Section 3.3 a Series 1 Shareholder shall be entitled to require the Company to redeem at any time or times after the date of issue thereof all or any of the Series 1 Senior Preferred Shares registered in the name of such Series 1 Shareholder. Retraction payments for the Series 1 Senior Preferred Shares will be made on or before the last day of each month (a “Retraction Payment Date”) provided that certificate(s) representing the Series 1 Senior Preferred Shares to be retracted have been surrendered for retraction at least one business day before the last day of the preceding month.

3.2                               Retraction Procedure

(a)                                 The Company shall redeem Series 1 Senior Preferred Shares duly tendered pursuant to the above retraction privilege at a price equal to:

(i)                                     C$23.75  if redeemed before September 30, 2015; and

(ii)                                  C$25.00 if redeemed on or after September 30, 2015;

in each case, together with an amount equal to all accrued and unpaid dividends thereon up to the Retraction Payment Date (the whole constituting and being herein referred to as the “Retraction Price”). In order to elect to have the Company redeem Series 1 Senior Preferred Shares pursuant to the above retraction privilege, a Series 1 Shareholder must, on or before at least one business day before the last day of the preceding month, tender to the Company, at its registered office, at any place at which the Series 1 Senior Preferred Shares may be transferred or at such other place or places in Canada as shall have been specified by the Company to the Series 1 Shareholders, the certificate or certificates representing the Series 1 Senior Preferred Shares which the holder wishes the Company to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Company to the holder on or before the Retraction Payment Date. In the event that payment of the Retraction Price is not made by the Company on or before the Retraction Payment Date, the Company shall forthwith thereafter return the holder’s deposited share certificate or certificates to the holder.

(b)                                 Subject to this Section 3.2 and Section 3.3, the Company shall redeem all the Series 1 Senior Preferred Shares tendered pursuant to the above retraction privilege (the “Subject Shares”). If a holder of Series 1 Senior Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 1 Senior Preferred Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Company in writing as to the number of Series 1 Senior Preferred Shares with respect to which tender is being made, and the Company shall issue and deliver to such holder at the expense of the Company a new certificate representing the Series 1 Senior Preferred Shares which are not being tendered.

(c)                                  The Retraction Price payable in respect of Series 1 Senior Preferred Shares tendered for redemption during any calendar month shall be paid by either (i) wire or electronic transfer in lawful money of Canada for such Retraction Price (less any tax required to be deducted and withheld by the Company) made to the account designated by Series 1 Shareholder who exercised the right of retraction on or before at least one business day before the last day of the preceding month in which the Series 1 Senior Preferred Shares were tendered for retraction (the “Retracting Series 1 Shareholder”) or (ii) sending to each Series 1 Shareholder (in the manner provided for in Section 11) a cheque for such Retraction Price (less any tax required to be deducted and withheld by the Company) payable to the order of the Retracting Series 1 Shareholder. Payments made by the Company of the Retraction Price shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Series 1 Shareholder unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to such former Series 1 Shareholder in respect of the Series 1 Senior Preferred Shares so redeemed.

(d)                                 All Series 1 Senior Preferred Shares which are redeemed under this Section 3.2 shall be cancelled and such Series 1 Senior Preferred Shares shall no longer be outstanding and shall not be reissued.  Upon such payment, the Company shall be discharged from all liability to the former Series 1 Shareholder in respect of the Series 1 Senior Preferred Shares so redeemed.

(e)                                  The holder of a Series 1 Senior Preferred Share duly tendered pursuant to the above retraction privilege will not be entitled to exercise any of the rights of a holder thereof unless payment of the Retraction Price is not made in accordance with the provisions of this Section 3.2, in which case the rights of the holder will thereupon be restored.

3.3                               Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 1 Senior Preferred Shares, the Company is not permitted to redeem all of the Series 1 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, the Company shall redeem only the maximum number of Series 1 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares) which the Board determines the Company is then permitted to redeem.  Such redemption shall be made pro rata, disregarding fractions of shares, from each Series 1 Shareholder of tendered Series 1 Senior Preferred Shares according to the number of Series 1 Senior Preferred Shares tendered for redemption by each such Series 1 Shareholder and the Company shall issue and deliver to each such Series 1 Shareholder at the expense of the Company a new certificate representing the Series 1 Senior Preferred Shares not redeemed by the Company.

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 1 Senior Preferred Shares, the Company fails to redeem all of the Series 1 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, then the Company shall redeem on each Retraction Payment Date thereafter, from Series 1 Senior Preferred Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Payment Date in the same manner as set forth in Section 3.2, the lesser of (i) the number of Series 1 Senior Preferred Shares so tendered, and (ii) the number of Series 1 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each Series 1 Shareholder of tendered Series 1 Senior Preferred Shares according to the number of Series 1 Senior Preferred Shares tendered by each such Series 1 Shareholder) which the Board determines the Company is then permitted to redeem.  The Company shall be under no obligation to give any notice to the holders of Series 1 Senior Preferred Shares in respect of the redemptions provided for in this paragraph.

So long as the Board has acted in good faith in making any of the determinations referred to in this Section 3 as to the number of Series 1 Senior Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

4.                                      Redemption

4.1                               Optional Redemption

Subject to the terms of any shares ranking prior to the Series 1 Senior Preferred Shares, to applicable law and to the provisions described in Section 5 below, the Company may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 1 Senior Preferred Shares by the payment of an amount in cash for each such Series 1 Senior Preferred Share so redeemed equal to:

(a)                                 US$25.33 if redeemed before June 30, 2014; and

(b)                                 US$25.00 if redeemed on or after June 30, 2014;

in each case, together with all accrued and unpaid Series 1 Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Company).

4.2                               Mandatory Redemption

For so long as the Class A Senior Preferred Share Guarantee remains in full force and effect, if, in contravention of the Class A Senior Preferred Share Guarantee, there is a liquidation, dissolution or winding-up of BPY (whether voluntary or involuntary), or any other distribution of assets by BPY to its securityholders for the purpose of winding-up its affairs, the Series 1 Senior Preferred Shares shall be redeemed by the Company, subject to applicable law, by payment in cash of a per share sum equal to US$25.00, together with all accrued and unpaid Series 1 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company).

4.3                               Partial Redemption

If less than all of the then outstanding Series 1 Senior Preferred Shares are at any time to be redeemed, then the particular Series 1 Senior Preferred Shares to be redeemed shall be selected on a pro rata basis.

4.4                               Method of Redemption

The Company shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 1 Senior Preferred Shares to each person who at the date of giving such notice is the Series 1 Shareholder of Series 1 Senior Preferred Shares to be redeemed.  Any such notice shall be validly and effectively given on the date on which it is sent to each Series 1 Shareholder of Series 1 Senior Preferred Shares to be redeemed in the manner provided for in Section 12.  Such notice shall set out the number of such Series 1 Senior Preferred Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place.  On and after the date so specified for redemption, the Company shall pay or cause to be paid to the Series 1 Shareholders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Company) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 1 Senior Preferred Shares so called for redemption.

Payment shall be made by either (i) wire or electronic transfer in lawful money of Canada for the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) (ii) cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) payable at par at any branch in Canada of the Company’s bankers for the time being or (iii) any other reasonable means that the Company deems desirable.  The making of a payment by way of a wire or electronic transfer of funds or the delivery of such cheque, as applicable, shall be a full and complete discharge of the Company’s obligation to pay the Redemption Price owed to the Series 1 Shareholders of Series 1 Senior Preferred Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment.  From and after the date specified in any such notice, the Series 1 Senior Preferred Shares called for redemption shall cease to be entitled to Series 1 Dividends and the Series 1 Shareholders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Company), unless payment of the Redemption Price shall not be duly made by the Company.  At any time after notice of redemption is given as aforesaid, the Company shall have the right to deposit the Redemption Price of any or all Series 1 Senior Preferred Shares called for redemption (less any tax required to be deducted and withheld by the Company), or such part thereof as at the time of deposit has not been claimed by Series 1 Shareholders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Series 1 Shareholders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same.  Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption (the “Redemption Date”).

After the Company has made a deposit of cash as aforesaid with respect to any shares, the Series 1 Shareholders thereof shall not, from and after the Redemption Date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Series 1 Shareholders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest.  Any interest allowed on such deposit shall belong to the Company.  Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

The Company cannot exercise its redemption rights hereunder in respect of any Series 1 Senior Preferred Shares that have been surrendered for retraction under Section 3.

5.                                      Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 1 Senior Preferred Shares are outstanding, the Company shall not, without the approval of the Series 1 Shareholders:

(a)                                 declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 1 Senior Preferred Shares) on any shares of the Company ranking as to dividends junior to the Series 1 Senior Preferred Shares;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series 1 Senior Preferred Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series 1 Senior Preferred Shares;

(c)                                  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 1 Senior Preferred Shares then outstanding;

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Senior Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 1 Senior Preferred Shares; or

(e)                                  issue any additional Series 1 Senior Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 1 Senior Preferred Shares;

unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 1 Senior Preferred Shares and on all other shares of the Company ranking prior to or on a parity with the Series 1 Senior Preferred Shares with respect to the payment of dividends have been declared paid or set apart for payment; and (ii) the Company shall have redeemed all of the Series 1 Senior Preferred Shares tendered for redemption pursuant to Article 3.

6.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 5 above, the Company may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 1 Senior Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Company such shares are obtainable.

7.                                      Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Series 1 Shareholders shall be entitled to payment of an amount equal to US$25.00 per Series 1 Senior Preferred Share, plus an amount equal to all accrued and unpaid Series 1 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amounts shall be paid or any assets of the Company distributed to the holders of any shares ranking junior as to capital to the Series 1 Senior Preferred Shares. Upon payment of such amounts, the Series 1 Shareholders shall not be entitled to share in any further distribution of the assets of the Company.

8.                                      Voting Rights

The Series 1 Shareholders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Senior Preferred Shares as a class and meetings of the Series 1 Shareholders of the Series 1 Senior Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Company.

9.                                      Modifications

The provisions attaching to the Series 1 Senior Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (British Columbia), any such approval to be given in accordance with Section 10.

10.                               Approval of Series 1 Shareholders of Series 1 Senior Preferred Shares

10.1                        Approval

Except as otherwise provided herein, any approval of the Series 1 Shareholders with respect to any matters requiring the consent of the Series 1 Shareholders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Series 1 Shareholders or passed by the affirmative vote of at least 2/3 of the votes cast by the Series 1 Shareholders who voted in respect of that resolution at a meeting of the Series 1 Shareholders duly called for that purpose and at which at least 25% of the outstanding Series 1 Senior Preferred Shares are present or represented by proxy.  If at any such meeting at least 25% of the outstanding Series 1 Senior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting.  At such adjourned meeting, the Series 1 Shareholders(s) of Series 1 Senior Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Series 1 Shareholders represented in person or by proxy shall form the necessary quorum.  At any meeting of Series 1 Shareholders as a series, each Series 1 Shareholder shall be entitled to one (1) vote in respect of each Series 1 Senior Preferred Share held.

11.                               Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Series 1 Shareholders shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by law.  On every poll taken at every meeting of Series 1 Shareholders, each Series 1 Shareholder entitled to vote thereat shall have one (1) vote in respect of each Series 1 Senior Preferred Share held.

12.                               Communications with Series 1 Shareholders

Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Series 1 Shareholder at the last address of such Series 1 Shareholder as it appears on the securities register of the Company or, in the case of joint Series 1 Shareholders, to the address of the Series 1 Shareholder whose name appears first in the securities register of the Company as one of such joint Series 1 Shareholders, or, in the event of the address of any of such Series 1 Shareholders not so appearing, then to the last address of such Series 1 Shareholder known to the Company.  Accidental failure to give such notice, invitation for tenders or other communication to one or more Series 1 Shareholders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Series 1 Shareholder or Series 1 Shareholders.

If any notice, cheque, invitation for tenders or other communication from the Company given to a Series 1 Shareholder pursuant to paragraph (b) is returned on three consecutive occasions because the Series 1 Shareholder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Series 1 Shareholder until the Series 1 Shareholder informs the Company in writing of such Series 1 Shareholder’s new address.

If the directors determine that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Series 1 Shareholder, whether in connection with the redemption of such share or otherwise, the Company may, notwithstanding the provisions hereof:

(a)                                 give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)                                 fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Series 1 Shareholder by the transfer agent for the Series 1 Senior Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board  determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Series 1 Shareholder, shall be sent by mail as herein provided.

13.                               Interpretation

In the provisions herein contained attaching to the Series 1 Senior Preferred Shares:

(a)                                 “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 1 Senior Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 1 Senior Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)                                 “BPY” means Brookfield Property Partners L.P. or its successors or assigns under the Class A Senior Preferred Share Guarantee;

(c)                                  “Class A Senior Preferred Share Guarantee” means the full and unconditional guarantee by the Guarantors in connection with the Class A Senior Preferred

Shares as to: (i) the payment of dividends, as and when declared, (ii) the payment of amounts due on redemption of the Series 1 Senior Preferred Shares, and (iii) the payment of the amounts due on the liquidation, dissolution and winding-up of the Company;

(d)                                 “Guarantors” means collectively, BPY, Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited or their respective successors and assigns under the Class A Senior Preferred Share Guarantee; and “Guarantor” means any of them;

(e)                                  “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; and

(f)                                   in the event that any date on which any dividend on the Series 1 Senior Preferred Shares is payable by the Company, or any date on or by which any other action is required to be taken by the Company or the Series 1 Shareholders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day.  A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

14.                               Book-Entry Only System

If the Series 1 Senior Preferred Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series 1 Senior Preferred Shares.  Beneficial owners of Series 1 Senior Preferred Shares will not have the right to receive share certificates representing their ownership of the shares.

Class A Senior Preferred Shares, Series 2

The second series of Class A Senior Preferred Shares of the Company shall consist of 1,000,000 Class A Senior Preferred Shares which shall be designated as Class A Senior Preferred Shares, Series 2 (hereinafter referred to as the “Series 2 Senior Preferred Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Senior Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.                                      Consideration for Issue

The consideration for the issue of each Series 2 Senior Preferred Share shall be C$25.00.

2.                                      Dividends

For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

(a)                                 “Dividend Payment Date” in respect of the dividends payable on the Series 2 Senior Preferred Shares means the last day of each of March, June, September and December in each year.

(b)                                 “Dividend Period” means the period from and including the date of initial issue of the Series 2 Senior Preferred Shares up to but excluding September 30, 2014 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

2.1                               Payment of Dividends

Holders of Series 2 Senior Preferred Shares (the “Series 2 Shareholders”) shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the board of directors of the Company (the “Board”), out of moneys of the Company properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series 2 Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of C$1.4375 per Series 2 Senior Preferred Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Company) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 2 Senior Preferred Shares (ii) cheque at par in lawful money of Canada at any branch in Canada of the Company’s bankers for the time being or (iii) any other reasonable means the Company deems desirable.

2.2                               Method of Payment

Series 2 Dividends shall (except in case of redemption in which case payment of Series 2 Dividends shall be made on surrender of the certificate representing the Series 2 Senior Preferred Shares to be redeemed) be paid by either (i) wire or electronic transfer in lawful money of

Canada for such Series 2 Dividends (less any tax required to be deducted and withheld by the Company) made to the account designated by the holder of Series 2 Senior Preferred Shares or (ii) sending to each Series 2 Shareholder (in the manner provided for in Section 11) a cheque for such Series 2 Dividends (less any tax required to be deducted and withheld by the Company) payable to the order of such Series 2 Shareholder or, in the case of joint Series 2 Shareholders, to the order of all such Series 2 Shareholders failing written instructions from them to the contrary. The making of a payment by way of a wire or electronic transfer of funds or the posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Series 2 Shareholder, as applicable, shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment.  Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

2.3                               Cumulative Payment of Dividends

If on any Dividend Payment Date, the Series 2 Dividends accrued to such date are not paid in full on all of the Series 2 Senior Preferred Shares then outstanding, such Series 2 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Company shall have sufficient monies properly applicable to the payment of such Series 2 Dividends.  The Series 2 Shareholders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.4                               Dividend for Other than a Full Dividend Period

The Series 2 Shareholders shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the directors, out of moneys of the Company properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 2 Senior Preferred Shares up to but excluding September 30, 2014 (the “Initial Dividend Period”), a dividend in an amount per Series 2 Senior Preferred Share equal to C$0.359375; and

(b)                                 in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 2 Senior Preferred Share equal to the amount obtained (rounded to five decimal places) when C$1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

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3.                                      Retraction Privilege

3.1                               Right to Require Retraction

Subject to the provisions of Section 3.2 and Section 3.3 a Series 2 Shareholder shall be entitled to require the Company to redeem at any time or times after the date of issue thereof all or any of the Series 2 Senior Preferred Shares registered in the name of such Series 2 Shareholder. Retraction payments for the Series 2 Senior Preferred Shares will be made on or before the last day of each month (a “Retraction Payment Date”) provided that certificate(s) representing the Series 2 Senior Preferred Shares to be retracted have been surrendered for retraction at least one business day before the last day of the preceding month.

3.2                               Retraction Procedure

(a)                                 The Company shall redeem Series 2 Senior Preferred Shares duly tendered pursuant to the above retraction privilege at a price equal to:

(i)                                     C$23.75  if redeemed before December 31, 2015; and

(ii)                                  C$25.00 if redeemed on or after December 31, 2015;

in each case, together with an amount equal to all accrued and unpaid dividends thereon up to the Retraction Payment Date (the whole constituting and being herein referred to as the “Retraction Price”). In order to elect to have the Company redeem Series 2 Senior Preferred Shares pursuant to the above retraction privilege, a Series 2 Shareholder must, on or before at least one business day before the last day of the preceding month, tender to the Company, at its registered office, at any place at which the Series 2 Senior Preferred Shares may be transferred or at such other place or places in Canada as shall have been specified by the Company to the Series 2 Shareholders, the certificate or certificates representing the Series 2 Senior Preferred Shares which the holder wishes the Company to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Company to the holder on or before the Retraction Payment Date. In the event that payment of the Retraction Price is not made by the Company on or before the Retraction Payment Date, the Company shall forthwith thereafter return the holder’s deposited share certificate or certificates to the holder.

(b)                                 Subject to this Section 3.2 and Section 3.3, the Company shall redeem all the Series 2 Senior Preferred Shares tendered pursuant to the above retraction privilege (the “Subject Shares”). If a holder of Series 2 Senior Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 2 Senior Preferred Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Company in writing as to the number of Series 2 Senior Preferred Shares with respect to which tender is being made, and the Company shall issue and deliver to such holder at the expense of the Company a new certificate representing the Series 2 Senior Preferred Shares which are not being tendered.

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(c)                                The Retraction Price payable in respect of Series 2 Senior Preferred Shares tendered for redemption during any calendar month shall be paid by either (i) wire or electronic transfer in lawful money of Canada for such Retraction Price (less any tax required to be deducted and withheld by the Company) made to the account designated by Series 2 Shareholder who exercised the right of retraction on or before at least one business day before the last day of the preceding month in which the Series 2 Senior Preferred Shares were tendered for retraction (the “Retracting Series 2 Shareholder”) or (ii) sending to each Series 2 Shareholder (in the manner provided for in Section 11) a cheque for such Retraction Price (less any tax required to be deducted and withheld by the Company) payable to the order of the Retracting Series 2 Shareholder. Payments made by the Company of the Retraction Price shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Series 2 Shareholder unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to such former Series 2 Shareholder in respect of the Series 2 Senior Preferred Shares so redeemed.

(d)                               All Series 2 Senior Preferred Shares which are redeemed under this Section 3.2 shall be cancelled and such Series 2 Senior Preferred Shares shall no longer be outstanding and shall not be reissued.  Upon such payment, the Company shall be discharged from all liability to the former Series 2 Shareholder in respect of the Series 2 Senior Preferred Shares so redeemed.

(e)                                The holder of a Series 2 Senior Preferred Share duly tendered pursuant to the above retraction privilege will not be entitled to exercise any of the rights of a holder thereof unless payment of the Retraction Price is not made in accordance with the provisions of this Section 3.2, in which case the rights of the holder will thereupon be restored.

3.3                               Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 2 Senior Preferred Shares, the Company is not permitted to redeem all of the Series 2 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, the Company shall redeem only the maximum number of Series 2 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares) which the Board determines the Company is then permitted to redeem.  Such redemption shall be made pro rata, disregarding fractions of shares, from each Series 2 Shareholder of tendered Series 2 Senior Preferred Shares according to the number of Series 2 Senior Preferred Shares tendered for redemption by each such Series 2 Shareholder and the Company shall issue and deliver to each such Series 2 Shareholder at the expense of the Company a new certificate representing the Series 2 Senior Preferred Shares not redeemed by the Company.

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 2 Senior Preferred Shares, the Company fails to redeem all of the Series 2 Senior

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Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, then the Company shall redeem on each Retraction Payment Date thereafter, from Series 2 Senior Preferred Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Payment Date in the same manner as set forth in Section 3.2, the lesser of (i) the number of Series 2 Senior Preferred Shares so tendered, and (ii) the number of Series 2 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each Series 2 Shareholder of tendered Series 2 Senior Preferred Shares according to the number of Series 2 Senior Preferred Shares tendered by each such Series 2 Shareholder) which the Board determines the Company is then permitted to redeem.  The Company shall be under no obligation to give any notice to the holders of Series 2 Senior Preferred Shares in respect of the redemptions provided for in this paragraph.

So long as the Board has acted in good faith in making any of the determinations referred to in this Section 3 as to the number of Series 2 Senior Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

4.                                      Redemption

4.1                               Optional Redemption

Subject to the terms of any shares ranking prior to the Series 2 Senior Preferred Shares, to applicable law and to the provisions described in Section 5 below, the Company may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 2 Senior Preferred Shares by the payment of an amount in cash for each such Series 2 Senior Preferred Share so redeemed equal to:

(a)                                 C$25.33 if redeemed before December 31, 2014; and

(b)                                 C$25.00 if redeemed on or after December 31, 2014;

in each case, together with all accrued and unpaid Series 2 Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Company).

4.2                               Mandatory Redemption

For so long as the Class A Senior Preferred Share Guarantee remains in full force and effect, if, in contravention of the Class A Senior Preferred Share Guarantee, there is a liquidation, dissolution or winding-up of BPY (whether voluntary or involuntary), or any other distribution of assets by BPY to its securityholders for the purpose of winding-up its affairs, the Series 2 Senior Preferred Shares shall be redeemed by the Company, subject to applicable law, by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid Series 2 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company).

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4.3                               Partial Redemption

If less than all of the then outstanding Series 2 Senior Preferred Shares are at any time to be redeemed, then the particular Series 2 Senior Preferred Shares to be redeemed shall be selected on a pro rata basis.

4.4                               Method of Redemption

The Company shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 2 Senior Preferred Shares to each person who at the date of giving such notice is the Series 2 Shareholder of Series 2 Senior Preferred Shares to be redeemed.  Any such notice shall be validly and effectively given on the date on which it is sent to each Series 2 Shareholder of Series 2 Senior Preferred Shares to be redeemed in the manner provided for in Section 11.  Such notice shall set out the number of such Series 2 Senior Preferred Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place.  On and after the date so specified for redemption, the Company shall pay or cause to be paid to the Series 2 Shareholders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Company) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 2 Senior Preferred Shares so called for redemption.

Payment shall be made by either (i) wire or electronic transfer in lawful money of Canada for the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) (ii) cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) payable at par at any branch in Canada of the Company’s bankers for the time being or (iii) any other reasonable means that the Company deems desirable. The making of a payment by way of a wire or electronic transfer of funds or the delivery of such cheque, as applicable, shall be a full and complete discharge of the Company’s obligation to pay the Redemption Price owed to the Series 2 Shareholders of Series 2 Senior Preferred Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment.  From and after the date specified in any such notice, the Series 2 Senior Preferred Shares called for redemption shall cease to be entitled to Series 2 Dividends and the Series 2 Shareholders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Company), unless payment of the Redemption Price shall not be duly made by the Company.  At any time after notice of redemption is given as aforesaid, the Company shall have the right to deposit the Redemption Price of any or all Series 2 Senior Preferred Shares called for redemption (less any tax required to be deducted and withheld by the Company), or such part thereof as at the time of deposit has not been claimed by Series 2 Shareholders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Series 2 Shareholders of such shares, to be paid to them respectively upon surrender to such bank

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or banks or trust company or trust companies of the certificate or certificates representing the same.  Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption (the “Redemption Date”).

After the Company has made a deposit of cash as aforesaid with respect to any shares, the Series 2 Shareholders thereof shall not, from and after the Redemption Date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Series 2 Shareholders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest.  Any interest allowed on such deposit shall belong to the Company.  Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

The Company cannot exercise its redemption rights hereunder in respect of any Series 2 Senior Preferred Shares that have been surrendered for retraction under Section 3.

5.                                      Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 2 Senior Preferred Shares are outstanding, the Company shall not, without the approval of the Series 2 Shareholders:

(a)                                 declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 2 Senior Preferred Shares) on any shares of the Company ranking as to dividends junior to the Series 2 Senior Preferred Shares;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series 2 Senior Preferred Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series 2 Senior Preferred Shares;

(c)                                  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 2 Senior Preferred Shares then outstanding;

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Senior Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 2 Senior Preferred Shares; or

(e)                                  issue any additional Series 2 Senior Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 2 Senior Preferred Shares;

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unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 2 Senior Preferred Shares and on all other shares of the Company ranking prior to or on a parity with the Series 2 Senior Preferred Shares with respect to the payment of dividends have been declared paid or set apart for payment; and (ii) the Company shall have redeemed all of the Series 2 Senior Preferred Shares tendered for redemption pursuant to Article 3.

6.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 5 above, the Company may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 2 Senior Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Company such shares are obtainable.

7.                                      Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Series 2 Shareholders shall be entitled to payment of an amount equal to C$25.00 per Series 2 Senior Preferred Share, plus an amount equal to all accrued and unpaid Series 2 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amounts shall be paid or any assets of the Company distributed to the holders of any shares ranking junior as to capital to the Series 2 Senior Preferred Shares.  Upon payment of such amounts, the Series 2 Shareholders shall not be entitled to share in any further distribution of the assets of the Company.

8.                                      Voting Rights

The Series 2 Shareholders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Senior Preferred Shares as a class and meetings of the Series 2 Shareholders of the Series 2 Senior Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Company.

9.                                      Modifications

The provisions attaching to the Series 2 Senior Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (British Columbia), any such approval to be given in accordance with Section 10.

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10.                               Approval of Series 2 Shareholders of Series 2 Senior Preferred Shares

10.1                        Approval

Except as otherwise provided herein, any approval of the Series 2 Shareholders with respect to any matters requiring the consent of the Series 2 Shareholders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Series 2 Shareholders or passed by the affirmative vote of at least 2/3 of the votes cast by the Series 2 Shareholders who voted in respect of that resolution at a meeting of the Series 2 Shareholders duly called for that purpose and at which at least 25% of the outstanding Series 2 Senior Preferred Shares are present or represented by proxy.  If at any such meeting at least 25% of the outstanding Series 2 Senior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting.  At such adjourned meeting, the Series 2 Shareholders(s) of Series 2 Senior Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Series 2 Shareholders represented in person or by proxy shall form the necessary quorum.  At any meeting of Series 2 Shareholders as a series, each Series 2 Shareholder shall be entitled to one (1) vote in respect of each Series 2 Senior Preferred Share held.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Series 2 Shareholders shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by law.  On every poll taken at every meeting of Series 2 Shareholders, each Series 2 Shareholder entitled to vote thereat shall have one (1) vote in respect of each Series 2 Senior Preferred Share held.

11.                               Communications with Series 2 Shareholders

Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Series 2 Shareholder at the last address of such Series 2 Shareholder as it appears on the securities register of the Company or, in the case of joint Series 2 Shareholders, to the address of the Series 2 Shareholder whose name appears first in the securities register of the Company as one of such joint Series 2 Shareholders, or, in the event of the address of any of such Series 2 Shareholders not so appearing, then to the last address of such Series 2 Shareholder known to the Company.  Accidental failure to give such notice, invitation for tenders or other communication to one or more Series 2 Shareholders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being

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discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Series 2 Shareholder or Series 2 Shareholders.

If any notice, cheque, invitation for tenders or other communication from the Company given to a Series 2 Shareholder pursuant to paragraph (b) is returned on three consecutive occasions because the Series 2 Shareholder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Series 2 Shareholder until the Series 2 Shareholder informs the Company in writing of such Series 2 Shareholder’s new address.

If the directors determine that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Series 2 Shareholder , whether in connection with the redemption of such share or otherwise, the Company may, notwithstanding the provisions hereof:

(a)                                 give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)                                 fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Series 2 Shareholder by the transfer agent for the Series 2 Senior Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Series 2 Shareholder , shall be sent by mail as herein provided.

12.                               Interpretation

In the provisions herein contained attaching to the Series 2 Senior Preferred Shares:

(a)                                 “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 2 Senior Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 2 Senior Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)                                 “BPY” means Brookfield Property Partners L.P. or its successors or assigns under the Class A Senior Preferred Share Guarantee;

(c)                                  “Class A Senior Preferred Share Guarantee” means the full and unconditional guarantee by the Guarantors in connection with the Class A Senior Preferred

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Shares as to: (i) the payment of dividends, as and when declared, (ii) the payment of amounts due on redemption of the Series 2 Senior Preferred Shares, and (iii) the payment of the amounts due on the liquidation, dissolution and winding-up of the Company;

(d)                                 “Guarantors” means collectively, BPY, Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited or their respective successors and assigns under the Class A Senior Preferred Share Guarantee; and “Guarantor” means any of them;

(e)                                  “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; and

(f)                                   in the event that any date on which any dividend on the Series 2 Senior Preferred Shares is payable by the Company, or any date on or by which any other action is required to be taken by the Company or the Series 2 Shareholders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day.  A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

13.                               Book-Entry Only System

If the Series 2 Senior Preferred Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series 2 Senior Preferred Shares.  Beneficial owners of Series 2 Senior Preferred Shares will not have the right to receive share certificates representing their ownership of the shares.

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Class A Senior Preferred Shares, Series 3

The third series of Class A Senior Preferred Shares of the Company shall consist of 1,000,000 Class A Senior Preferred Shares which shall be designated as Class A Senior Preferred Shares, Series 3 (hereinafter referred to as the “Series 3 Senior Preferred Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Senior Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.                                      Consideration for Issue

The consideration for the issue of each Series 3 Senior Preferred Share shall be C$25.00

2.                                      Dividends

For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

(a)                                 “Dividend Payment Date” in respect of the dividends payable on the Series 3 Senior Preferred Shares means the last day of each of March, June, September and December in each year.

(b)                                 “Dividend Period” means the period from and including the date of initial issue of the Series 3 Senior Preferred Shares up to but excluding September 30, 2014 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

2.1                               Payment of Dividends

Holders of Series 3 Senior Preferred Shares (the “Series 3 Shareholders”) shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the board of directors of the Company (the “Board”), out of moneys of the Company properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series 3 Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of C$1.25 per Series 3 Senior Preferred Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Company) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 3 Senior Preferred Shares (ii) cheque at par in lawful money of Canada at any branch in Canada of the Company’s bankers for the time being or (iii) any other reasonable means the Company deems desirable.

2.2                               Method of Payment

Series 3 Dividends shall (except in case of redemption in which case payment of Series 3 Dividends shall be made on surrender of the certificate representing the Series 3 Senior Preferred Shares to be redeemed) be paid by either (i) wire or electronic transfer in lawful money of

Canada for such Series 3 Dividends (less any tax required to be deducted and withheld by the Company) made to the account designated by the holder of Series 3 Senior Preferred Shares or (ii) sending to each Series 3 Shareholder (in the manner provided for in Section 11) a cheque for such Series 3 Dividends (less any tax required to be deducted and withheld by the Company) payable to the order of such Series 3 Shareholder or, in the case of joint Series 3 Shareholders, to the order of all such Series 3 Shareholders failing written instructions from them to the contrary. The making of a payment by way of a wire or electronic transfer of funds or the posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Series 3 Shareholder, as applicable, shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment.  Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

2.3                               Cumulative Payment of Dividends

If on any Dividend Payment Date, the Series 3 Dividends accrued to such date are not paid in full on all of the Series 3 Senior Preferred Shares then outstanding, such Series 3 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Company shall have sufficient monies properly applicable to the payment of such Series 3 Dividends. The Series 3 Shareholders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.4                               Dividend for Other than a Full Dividend Period

The Series 3 Shareholders shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the directors, out of moneys of the Company properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 3 Senior Preferred Shares up to but excluding September 30, 2014 (the “Initial Dividend Period”), a dividend in an amount per Series 3 Senior Preferred Share equal to C$0.3125; and

(b)                                 in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 3 Senior Preferred Share equal to the amount obtained (rounded to five decimal places) when C$1.25 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

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3.                                      Retraction Privilege

3.1                               Right to Require Retraction

Subject to the provisions of Section 3.2 and Section 3.3, a Series 3 Shareholder shall be entitled to require the Company to redeem at any time or times after the date of issue thereof all or any of the Series 3 Senior Preferred Shares registered in the name of such Series 3 Shareholder. Retraction payments for the Series 3 Senior Preferred Shares will be made on or before the last day of each month (a “Retraction Payment Date”) provided that certificate(s) representing the Series 3 Senior Preferred Shares to be retracted have been surrendered for retraction at least one business day before the last day of the preceding month.

3.2                               Retraction Procedure

(a)                                 The Company shall redeem Series 3 Senior Preferred Shares duly tendered pursuant to the above retraction privilege at a price equal to:

(i)                                     C$23.75  if redeemed before December 31, 2014; and

(ii)                                  C$25.00 if redeemed on or after December 31, 2014;

in each case, together with an amount equal to all accrued and unpaid dividends thereon up to the Retraction Payment Date (the whole constituting and being herein referred to as the “Retraction Price”). In order to elect to have the Company redeem Series 3 Senior Preferred Shares pursuant to the above retraction privilege, a Series 3 Shareholder must, on or before at least one business day before the last day of the preceding month, tender to the Company, at its registered office, at any place at which the Series 3 Senior Preferred Shares may be transferred or at such other place or places in Canada as shall have been specified by the Company to the Series 3 Shareholders, the certificate or certificates representing the Series 3 Senior Preferred Shares which the holder wishes the Company to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Company to the holder on or before the Retraction Payment Date. In the event that payment of the Retraction Price is not made by the Company on or before the Retraction Payment Date, the Company shall forthwith thereafter return the holder’s deposited share certificate or certificates to the holder.

(b)                                 Subject to this Section 3.2 and Section 3.3, the Company shall redeem all the Series 3 Senior Preferred Shares tendered pursuant to the above retraction privilege (the “Subject Shares”). If a holder of Series 3 Senior Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 3 Senior Preferred Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Company in writing as to the number of Series 3 Senior Preferred Shares with respect to which tender is being made, and the Company shall issue and deliver to such holder at the expense of the Company a new certificate representing the Series 3 Senior Preferred Shares which are not being tendered.

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(c)                                The Retraction Price payable in respect of Series 3 Senior Preferred Shares tendered for redemption during any calendar month shall be paid by either (i) wire or electronic transfer in lawful money of Canada for such Retraction Price (less any tax required to be deducted and withheld by the Company) made to the account designated by Series 3 Shareholder who exercised the right of retraction on or before at least one business day before the last day of the preceding month in which the Series 3 Senior Preferred Shares were tendered for retraction (the “Retracting Series 3 Shareholder”) or (ii) sending to each Series 3 Shareholder (in the manner provided for in Section 11) a cheque for such Retraction Price (less any tax required to be deducted and withheld by the Company) payable to the order of the Retracting Series 3 Shareholder. Payments made by the Company of the Retraction Price shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Series 3 Shareholder unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to such former Series 3 Shareholder in respect of the Series 3 Senior Preferred Shares so redeemed.

(d)                               All Series 3 Senior Preferred Shares which are redeemed under this Section 3.2 shall be cancelled and such Series 3 Senior Preferred Shares shall no longer be outstanding and shall not be reissued.  Upon such payment, the Company shall be discharged from all liability to the former Series 3 Shareholder in respect of the Series 3 Senior Preferred Shares so redeemed.

(e)                                The holder of a Series 3 Senior Preferred Share duly tendered pursuant to the above retraction privilege will not be entitled to exercise any of the rights of a holder thereof unless payment of the Retraction Price is not made in accordance with the provisions of this Section 3.2, in which case the rights of the holder will thereupon be restored.

3.3                               Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 3 Senior Preferred Shares, the Company is not permitted to redeem all of the Series 3 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, the Company shall redeem only the maximum number of Series 3 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares) which the Board determines the Company is then permitted to redeem.  Such redemption shall be made pro rata, disregarding fractions of shares, from each Series 3 Shareholder of tendered Series 3 Senior Preferred Shares according to the number of Series 3 Senior Preferred Shares tendered for redemption by each such Series 3 Shareholder and the Company shall issue and deliver to each such Series 3 Shareholder at the expense of the Company a new certificate representing the Series 3 Senior Preferred Shares not redeemed by the Company.

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 3 Senior

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Preferred Shares, the Company fails to redeem all of the Series 3 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, then the Company shall redeem on each Retraction Payment Date thereafter, from Series 3 Senior Preferred Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Payment Date in the same manner as set forth in Section 3.2, the lesser of (i) the number of Series 3 Senior Preferred Shares so tendered, and (ii) the number of Series 3 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each Series 3 Shareholder of tendered Series 3 Senior Preferred Shares according to the number of Series 3 Senior Preferred Shares tendered by each such Series 3 Shareholder) which the Board determines the Company is then permitted to redeem.  The Company shall be under no obligation to give any notice to the holders of Series 3 Senior Preferred Shares in respect of the redemptions provided for in this paragraph.

So long as the Board has acted in good faith in making any of the determinations referred to in this Section 3 as to the number of Series 3 Senior Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

4.                                      Redemption

4.1                               Optional Redemption

Subject to the terms of any shares ranking prior to the Series 3 Senior Preferred Shares, to applicable law and to the provisions described in Section 5 below, the Company may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 3 Senior Preferred Shares by the payment of an amount in cash for each such Series 3 Senior Preferred Share so redeemed equal to:

(a)                                 C$25.25 if redeemed before June 30, 2014; and

(b)                                 C$25.00 if redeemed on or after June 30, 2014;

in each case, together with all accrued and unpaid Series 3 Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Company).

4.2                               Mandatory Redemption

For so long as the Class A Senior Preferred Share Guarantee remains in full force and effect, if, in contravention of the Class A Senior Preferred Share Guarantee, there is a liquidation, dissolution or winding-up of BPY (whether voluntary or involuntary), or any other distribution of assets by BPY to its securityholders for the purpose of winding-up its affairs, the Series 3 Senior Preferred Shares shall be redeemed by the Company, subject to applicable law, by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid Series 3 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company).

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4.3                               Partial Redemption

If less than all of the then outstanding Series 3 Senior Preferred Shares are at any time to be redeemed, then the particular Series 3 Senior Preferred Shares to be redeemed shall be selected on a pro rata basis.

4.4                               Method of Redemption

The Company shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 3 Senior Preferred Shares to each person who at the date of giving such notice is the Series 3 Shareholder of Series 3 Senior Preferred Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Series 3 Shareholder of Series 3 Senior Preferred Shares to be redeemed in the manner provided for in Section 11.  Such notice shall set out the number of such Series 3 Senior Preferred Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place.  On and after the date so specified for redemption, the Company shall pay or cause to be paid to the Series 3 Shareholders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Company) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 3 Senior Preferred Shares so called for redemption.

Payment shall be made by either (i) wire or electronic transfer in lawful money of Canada for the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) (ii) cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) payable at par at any branch in Canada of the Company’s bankers for the time being or (iii) any other reasonable means that the Company deems desirable. The making of a payment by way of a wire or electronic transfer of funds or the delivery of such cheque, as applicable, shall be a full and complete discharge of the Company’s obligation to pay the Redemption Price owed to the Series 3 Shareholders of Series 3 Senior Preferred Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment.  From and after the date specified in any such notice, the Series 3 Senior Preferred Shares called for redemption shall cease to be entitled to Series 3 Dividends and the Series 3 Shareholders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Company), unless payment of the Redemption Price shall not be duly made by the Company.  At any time after notice of redemption is given as aforesaid, the Company shall have the right to deposit the Redemption Price of any or all Series 3 Senior Preferred Shares called for redemption (less any tax required to be deducted and withheld by the Company), or such part thereof as at the time of deposit has not been claimed by Series 3 Shareholders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Series 3 Shareholders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the

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same.  Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption (the “Redemption Date”).

After the Company has made a deposit of cash as aforesaid with respect to any shares, the Series 3 Shareholders thereof shall not, from and after the Redemption Date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Series 3 Shareholders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest.  Any interest allowed on such deposit shall belong to the Company. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

The Company cannot exercise its redemption rights hereunder in respect of any Series 3 Senior Preferred Shares that have been surrendered for retraction under Section 3.

5.                                      Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 3 Senior Preferred Shares are outstanding, the Company shall not, without the approval of the Series 3 Shareholders:

(a)                                 declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 3 Senior Preferred Shares) on any shares of the Company ranking as to dividends junior to the Series 3 Senior Preferred Shares;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series 3 Senior Preferred Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series 3 Senior Preferred Shares;

(c)                                  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 3 Senior Preferred Shares then outstanding;

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Senior Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 3 Senior Preferred Shares; or

(e)                                  issue any additional Series 3 Senior Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 3 Senior Preferred Shares;

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unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 3 Senior Preferred Shares and on all other shares of the Company ranking prior to or on a parity with the Series 3 Senior Preferred Shares with respect to the payment of dividends have been declared paid or set apart for payment; and (ii) the Company shall have redeemed all of the Series 3 Senior Preferred Shares tendered for redemption pursuant to Article 3.

6.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 5 above, the Company may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 3 Senior Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Company such shares are obtainable.

7.                                      Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Series 3 Shareholders shall be entitled to payment of an amount equal to C$25.00 per Series 3 Senior Preferred Share, plus an amount equal to all accrued and unpaid Series 3 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amounts shall be paid or any assets of the Company distributed to the holders of any shares ranking junior as to capital to the Series 3 Senior Preferred Shares.  Upon payment of such amounts, the Series 3 Shareholders shall not be entitled to share in any further distribution of the assets of the Company.

8.                                      Voting Rights

The Series 3 Shareholders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Senior Preferred Shares as a class and meetings of the Series 3 Shareholders of the Series 3 Senior Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Company.

9.                                      Modifications

The provisions attaching to the Series 3 Senior Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (British Columbia), any such approval to be given in accordance with Section 10.

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10.                               Approval of Series 3 Shareholders of Series 3 Senior Preferred Shares

10.1                        Approval

Except as otherwise provided herein, any approval of the Series 3 Shareholders with respect to any matters requiring the consent of the Series 3 Shareholders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Series 3 Shareholders or passed by the affirmative vote of at least 2/3 of the votes cast by the Series 3 Shareholders who voted in respect of that resolution at a meeting of the Series 3 Shareholders duly called for that purpose and at which at least 25% of the outstanding Series 3 Senior Preferred Shares are present or represented by proxy.  If at any such meeting at least 25% of the outstanding Series 3 Senior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting.  At such adjourned meeting, the Series 3 Shareholders(s) of Series 3 Senior Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Series 3 Shareholders represented in person or by proxy shall form the necessary quorum.  At any meeting of Series 3 Shareholders as a series, each Series 3 Shareholder shall be entitled to one (1) vote in respect of each Series 3 Senior Preferred Share held.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Series 3 Shareholders shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by law.  On every poll taken at every meeting of Series 3 Shareholders, each Series 3 Shareholder entitled to vote thereat shall have one (1) vote in respect of each Series 3 Senior Preferred Share held.

11.                               Communications with Series 3 Shareholders

Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Series 3 Shareholder at the last address of such Series 3 Shareholder as it appears on the securities register of the Company or, in the case of joint Series 3 Shareholders, to the address of the Series 3 Shareholder whose name appears first in the securities register of the Company as one of such joint Series 3 Shareholders, or, in the event of the address of any of such Series 3 Shareholders not so appearing, then to the last address of such Series 3 Shareholder known to the Company.  Accidental failure to give such notice, invitation for tenders or other communication to one or more Series 3 Shareholders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being

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discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Series 3 Shareholder or Series 3 Shareholders.

If any notice, cheque, invitation for tenders or other communication from the Company given to a Series 3 Shareholder pursuant to paragraph (b) is returned on three consecutive occasions because the Series 3 Shareholder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Series 3 Shareholder until the Series 3 Shareholder informs the Company in writing of such Series 3 Shareholder’s new address.

If the directors determine that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Series 3 Shareholder, whether in connection with the redemption of such share or otherwise, the Company may, notwithstanding the provisions hereof:

(a)                                 give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)                                 fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Series 3 Shareholder by the transfer agent for the Series 3 Senior Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Series 3 Shareholder, shall be sent by mail as herein provided.

12.                               Interpretation

In the provisions herein contained attaching to the Series 3 Senior Preferred Shares:

(a)                                 “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 3 Senior Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 3 Senior Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)                                 “BPY” means Brookfield Property Partners L.P. or its successors or assigns under the Class A Senior Preferred Share Guarantee;

(c)                                  “Class A Senior Preferred Share Guarantee” means the full and unconditional guarantee by the Guarantors in connection with the Class A Senior Preferred

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Shares as to: (i) the payment of dividends, as and when declared, (ii) the payment of amounts due on redemption of the Series 3 Senior Preferred Shares, and (iii) the payment of the amounts due on the liquidation, dissolution and winding-up of the Company;

(d)                                 “Guarantors”  means collectively, BPY, Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited or their respective successors and assigns under the Class A Senior Preferred Share Guarantee; and “Guarantor” means any of them;

(e)                                  “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; and

(f)                                   in the event that any date on which any dividend on the Series 3 Senior Preferred Shares is payable by the Company, or any date on or by which any other action is required to be taken by the Company or the Series 3 Shareholders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day.  A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

13.                               Book-Entry Only System

If the Series 3 Senior Preferred Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series 3 Senior Preferred Shares.  Beneficial owners of Series 3 Senior Preferred Shares will not have the right to receive share certificates representing their ownership of the shares.

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Class A Senior Preferred Shares, Series 4

The fourth series of Class A Senior Preferred Shares of the Company shall consist of 1,000,000 Class A Senior Preferred Shares which shall be designated as Class A Senior Preferred Shares, Series 4 (hereinafter referred to as the “Series 4 Senior Preferred Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Senior Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.                                      Consideration for Issue

The consideration for the issue of each Series 4 Senior Preferred Share shall be C$25.00.

2.                                      Dividends

For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

(a)                                 “Dividend Payment Date” in respect of the dividends payable on the Series 4 Senior Preferred Shares means the last day of each of March, June, September and December in each year.

(b)                                 “Dividend Period” means the period from and including the date of initial issue of the Series 4 Senior Preferred Shares up to but excluding September 30, 2014 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

2.1                               Payment of Dividends

Holders of Series 4 Senior Preferred Shares (the “Series 4 Shareholders”) shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the board of directors of the Company (the “Board”), out of moneys of the Company properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series 4 Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of C$1.30 per Series 4 Senior Preferred Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Company) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 4 Senior Preferred Shares (ii) cheque at par in lawful money of Canada at any branch in Canada of the Company’s bankers for the time being or (iii) any other reasonable means the Company deems desirable.

2.2                               Method of Payment

Series 4 Dividends shall (except in case of redemption in which case payment of Series 4 Dividends shall be made on surrender of the certificate representing the Series 4 Senior Preferred Shares to be redeemed) be paid by either (i) wire or electronic transfer in lawful money of

Canada for such Series 4 Dividends (less any tax required to be deducted and withheld by the Company) made to the account designated by the holder of Series 4 Senior Preferred Shares or (ii) sending to each Series 4 Shareholder (in the manner provided for in Section 11) a cheque for such Series 4 Dividends (less any tax required to be deducted and withheld by the Company) payable to the order of such Series 4 Shareholder or, in the case of joint Series 4 Shareholders, to the order of all such Series 4 Shareholders failing written instructions from them to the contrary. The making of a payment by way of a wire or electronic transfer of funds or the posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Series 4 Shareholder, as applicable, shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

2.3                               Cumulative Payment of Dividends

If on any Dividend Payment Date, the Series 4 Dividends accrued to such date are not paid in full on all of the Series 4 Senior Preferred Shares then outstanding, such Series 4 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Company shall have sufficient monies properly applicable to the payment of such Series 4 Dividends.  The Series 4 Shareholders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.4                               Dividend for Other than a Full Dividend Period

The Series 4 Shareholders shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the directors, out of moneys of the Company properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 4 Senior Preferred Shares up to but excluding September 30, 2014 (the “Initial Dividend Period”), a dividend in an amount per Series 4 Senior Preferred Share equal to C$0.325; and

(b)                                 in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 4 Senior Preferred Share equal to the amount obtained (rounded to five decimal places) when C$1.30 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

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3.                                      Retraction Privilege

3.1                               Right to Require Retraction

Subject to the provisions of Section 3.2 and Section 3.3 a Series 4 Shareholder shall be entitled to require the Company to redeem at any time or times after the date of issue thereof all or any of the Series 4 Senior Preferred Shares registered in the name of such Series 4  Shareholder. Retraction payments for the Series 4 Senior Preferred Shares will be made on or before the last day of each month (a “Retraction Payment Date”) provided that certificate(s) representing the Series 4 Senior Preferred Shares to be retracted have been surrendered for retraction at least one business day before the last day of the preceding month.

3.2                               Retraction Procedure

(a)                                 The Company shall redeem Series 4 Senior Preferred Shares duly tendered pursuant to the above retraction privilege at a price equal to:

(i)                                     C$23.75  if redeemed before December 31, 2016; and

(ii)                                  C$25.00 if redeemed on or after December 31, 2016;

in each case, together with an amount equal to all accrued and unpaid dividends thereon up to the Retraction Payment Date (the whole constituting and being herein referred to as the “Retraction Price”). In order to elect to have the Company redeem Series 4 Senior Preferred Shares pursuant to the above retraction privilege, a Series 4 Shareholder must, on or before at least one business day before the last day of the preceding month, tender to the Company, at its registered office, at any place at which the Series 4 Senior Preferred Shares may be transferred or at such other place or places in Canada as shall have been specified by the Company to the Series 4  Shareholders, the certificate or certificates representing the Series 4 Senior Preferred Shares which the holder wishes the Company to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Company to the holder on or before the Retraction Payment Date. In the event that payment of the Retraction Price is not made by the Company on or before the Retraction Payment Date, the Company shall forthwith thereafter return the holder’s deposited share certificate or certificates to the holder.

(b)                                 Subject to this Section 3.2 and Section 3.3, the Company shall redeem all the Series 4 Senior Preferred Shares tendered pursuant to the above retraction privilege (the “Subject Shares”). If a holder of Series 4 Senior Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 4 Senior Preferred Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Company in writing as to the number of Series 4 Senior Preferred Shares with respect to which tender is being made, and the Company shall issue and deliver to such holder at the expense of the Company a new certificate representing the Series 4 Senior Preferred Shares which are not being tendered.

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(c)                                The Retraction Price payable in respect of Series 4 Senior Preferred Shares tendered for redemption during any calendar month shall be paid by either (i) wire or electronic transfer in lawful money of Canada for such Retraction Price (less any tax required to be deducted and withheld by the Company) made to the account designated by Series 4  Shareholder who exercised the right of retraction on or before at least one business day before the last day of the preceding month in which the Series 4 Senior Preferred Shares were tendered for retraction (the “Retracting Series 4  Shareholder”) or (ii) sending to each Series 4  Shareholder (in the manner provided for in Section 11) a cheque for such Retraction Price (less any tax required to be deducted and withheld by the Company) payable to the order of the Retracting Series 4  Shareholder. Payments made by the Company of the Retraction Price shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Series 4  Shareholder unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to such former Series 4  Shareholder in respect of the Series 4 Senior Preferred Shares so redeemed.

(d)                               All Series 4 Senior Preferred Shares which are redeemed under this Section 3.2 shall be cancelled and such Series 4 Senior Preferred Shares shall no longer be outstanding and shall not be reissued.  Upon such payment, the Company shall be discharged from all liability to the former Series 4  Shareholder in respect of the Series 4 Senior Preferred Shares so redeemed.

(e)                                The holder of a Series 4 Senior Preferred Share duly tendered pursuant to the above retraction privilege will not be entitled to exercise any of the rights of a holder thereof unless payment of the Retraction Price is not made in accordance with the provisions of this Section 3.2, in which case the rights of the holder will thereupon be restored.

3.3                               Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 4 Senior Preferred Shares, the Company is not permitted to redeem all of the Series 4 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, the Company shall redeem only the maximum number of Series 4 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares) which the Board determines the Company is then permitted to redeem.  Such redemption shall be made pro rata, disregarding fractions of shares, from each Series 4  Shareholder of tendered Series 4 Senior Preferred Shares according to the number of Series 4 Senior Preferred Shares tendered for redemption by each such Series 4  Shareholder and the Company shall issue and deliver to each such Series 4  Shareholder at the expense of the Company a new certificate representing the Series 4 Senior Preferred Shares not redeemed by the Company.

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 4 Senior

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Preferred Shares, the Company fails to redeem all of the Series 4 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, then the Company shall redeem on each Retraction Payment Date thereafter, from Series 4 Senior Preferred Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Payment Date in the same manner as set forth in Section 3.2, the lesser of (i) the number of Series 4 Senior Preferred Shares so tendered, and (ii) the number of Series 4 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each Series 4  Shareholder of tendered Series 4 Senior Preferred Shares according to the number of Series 4 Senior Preferred Shares tendered by each such Series 4  Shareholder) which the Board determines the Company is then permitted to redeem.  The Company shall be under no obligation to give any notice to the holders of Series 4 Senior Preferred Shares in respect of the redemptions provided for in this paragraph.

So long as the Board has acted in good faith in making any of the determinations referred to in this Section 3 as to the number of Series 4 Senior Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

4.                                      Redemption

4.1                               Optional Redemption

Subject to the terms of any shares ranking prior to the Series 4 Senior Preferred Shares, to applicable law and to the provisions described in Section 5 below, the Company may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 4 Senior Preferred Shares by the payment of an amount in cash for each such Series 4 Senior Preferred Share so redeemed equal to:

(a)                                 C$25.67 if redeemed before December 31, 2014;

(b)                                 C$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015; and

(c)                                  C$25.00 if redeemed on or after December 31, 2015;

in each case, together with all accrued and unpaid Series 4 Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Company).

4.2                               Mandatory Redemption

For so long as the Class A Senior Preferred Share Guarantee remains in full force and effect, if, in contravention of the Class A Senior Preferred Share Guarantee, there is a liquidation, dissolution or winding-up of BPY (whether voluntary or involuntary), or any other distribution of assets by BPY to its securityholders for the purpose of winding-up its affairs, the Series 4 Senior Preferred Shares shall be redeemed by the Company, subject to applicable law, by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid

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Series 4 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company).

4.3                               Partial Redemption

If less than all of the then outstanding Series 4 Senior Preferred Shares are at any time to be redeemed, then the particular Series 4 Senior Preferred Shares to be redeemed shall be selected on a pro rata basis.

4.4                               Method of Redemption

The Company shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 4 Senior Preferred Shares to each person who at the date of giving such notice is the Series 4 Shareholder of Series 4 Senior Preferred Shares to be redeemed.  Any such notice shall be validly and effectively given on the date on which it is sent to each Series 4 Shareholder of Series 4 Senior Preferred Shares to be redeemed in the manner provided for in Section 11.  Such notice shall set out the number of such Series 4 Senior Preferred Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place.  On and after the date so specified for redemption, the Company shall pay or cause to be paid to the Series 4 Shareholders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Company) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 4 Senior Preferred Shares so called for redemption.

Payment shall be made by either (i) wire or electronic transfer in lawful money of Canada for the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) (ii) cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) payable at par at any branch in Canada of the Company’s bankers for the time being or (iii) any other reasonable means that the Company deems desirable. The making of a payment by way of a wire or electronic transfer of funds or the delivery of such cheque, as applicable, shall be a full and complete discharge of the Company’s obligation to pay the Redemption Price owed to the Series 4 Shareholders of Series 4 Senior Preferred Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment.  From and after the date specified in any such notice, the Series 4 Senior Preferred Shares called for redemption shall cease to be entitled to Series 4 Dividends and the Series 4 Shareholders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Company), unless payment of the Redemption Price shall not be duly made by the Company.  At any time after notice of redemption is given as aforesaid, the Company shall have the right to deposit the Redemption Price of any or all Series 4 Senior Preferred Shares called for redemption (less any tax required to be deducted and withheld by the Company), or such part thereof as at the time of deposit has not been claimed by Series 4 Shareholders entitled thereto, with any

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chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Series 4 Shareholders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same.  Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption (the “Redemption Date”).

After the Company has made a deposit of cash as aforesaid with respect to any shares, the Series 4 Shareholders thereof shall not, from and after the Redemption Date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Series 4 Shareholders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest.  Any interest allowed on such deposit shall belong to the Company.  Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

The Company cannot exercise its redemption rights hereunder in respect of any Series 4 Senior Preferred Shares that have been surrendered for retraction under Section 3.

5.                                      Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 4 Senior Preferred Shares are outstanding, the Company shall not, without the approval of the Series 4 Shareholders:

(a)                                 declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 4 Senior Preferred Shares) on any shares of the Company ranking as to dividends junior to the Series 4 Senior Preferred Shares;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series 4 Senior Preferred Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series 4 Senior Preferred Shares;

(c)                                  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 4 Senior Preferred Shares then outstanding;

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Senior Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 4 Senior Preferred Shares; or

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(e)                                  issue any additional Series 4 Senior Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 4 Senior Preferred Shares;

unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 4 Senior Preferred Shares and on all other shares of the Company ranking prior to or on a parity with the Series 4 Senior Preferred Shares with respect to the payment of dividends have been declared paid or set apart for payment; and (ii) the Company shall have redeemed all of the Series 4 Senior Preferred Shares tendered for redemption pursuant to Article 3.

6.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 5 above, the Company may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 4 Senior Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Company such shares are obtainable.

7.                                      Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Series 4 Shareholders shall be entitled to payment of an amount equal to C$25.00 per Series 4 Senior Preferred Share, plus an amount equal to all accrued and unpaid Series 4 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amounts shall be paid or any assets of the Company distributed to the holders of any shares ranking junior as to capital to the Series 4 Senior Preferred Shares.  Upon payment of such amounts, the Series 4 Shareholders shall not be entitled to share in any further distribution of the assets of the Company.

8.                                      Voting Rights

The Series 4 Shareholders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Senior Preferred Shares as a class and meetings of the Series 4 Shareholders of the Series 4 Senior Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Company.

9.                                      Modifications

The provisions attaching to the Series 4 Senior Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (British Columbia), any such approval to be given in accordance with Section 10.

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10.                               Approval of Series 4 Shareholders of Series 4 Senior Preferred Shares

10.1                        Approval

Except as otherwise provided herein, any approval of the Series 4 Shareholders with respect to any matters requiring the consent of the Series 4 Shareholders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Series 4 Shareholders or passed by the affirmative vote of at least 2/3 of the votes cast by the Series 4 Shareholders who voted in respect of that resolution at a meeting of the Series 4 Shareholders duly called for that purpose and at which at least 25% of the outstanding Series 4 Senior Preferred Shares are present or represented by proxy.  If at any such meeting at least 25% of the outstanding Series 4 Senior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting.  At such adjourned meeting, the Series 4 Shareholders(s) of Series 4 Senior Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Series 4 Shareholders represented in person or by proxy shall form the necessary quorum.  At any meeting of Series 4 Shareholders as a series, each Series 4 Shareholder shall be entitled to one (1) vote in respect of each Series 4 Senior Preferred Share held.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Series 4 Shareholders shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by law.  On every poll taken at every meeting of Series 4 Shareholders, each Series 4 Shareholder entitled to vote thereat shall have one (1) vote in respect of each Series 4 Senior Preferred Share held.

11.                               Communications with Series 4 Shareholders

Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Series 4 Shareholder at the last address of such Series 4 Shareholder as it appears on the securities register of the Company or, in the case of joint Series 4 Shareholders, to the address of the Series 4 Shareholder whose name appears first in the securities register of the Company as one of such joint Series 4 Shareholders, or, in the event of the address of any of such Series 4 Shareholders not so appearing, then to the last address of such Series 4 Shareholder known to the Company.  Accidental failure to give such notice, invitation for tenders or other communication to one or more Series 4 Shareholders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being

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discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Series 4 Shareholder or Series 4 Shareholders.

If any notice, cheque, invitation for tenders or other communication from the Company given to a Series 4 Shareholder pursuant to paragraph (b) is returned on three consecutive occasions because the Series 4 Shareholder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Series 4 Shareholder until the Series 4 Shareholder informs the Company in writing of such Series 4 Shareholder’s new address.

If the directors determine that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Series 4 Shareholder, whether in connection with the redemption of such share or otherwise, the Company may, notwithstanding the provisions hereof:

(a)                                 give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)                                 fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Series 4 Shareholder by the transfer agent for the Series 4 Senior Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Series 4 Shareholder, shall be sent by mail as herein provided.

12.                               Interpretation

In the provisions herein contained attaching to the Series 4 Senior Preferred Shares:

(a)                                 “accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 4 Senior Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 4 Senior Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)                                 “BPY” means Brookfield Property Partners L.P. or its successors or assigns under the Class A Senior Preferred Share Guarantee;

(c)                                  “Class A Senior Preferred Share Guarantee” means the full and unconditional guarantee by the Guarantors in connection with the Class A Senior Preferred

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Shares as to: (i) the payment of dividends, as and when declared, (ii) the payment of amounts due on redemption of the Series 4 Senior Preferred Shares, and (iii) the payment of the amounts due on the liquidation, dissolution and winding-up of the Company;

(d)                                 “Guarantors”  means collectively, BPY, Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited or their respective successors and assigns under the Class A Senior Preferred Share Guarantee; and “Guarantor” means any of them.

(e)                                  “in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; and

(f)                                   in the event that any date on which any dividend on the Series 4 Senior Preferred Shares is payable by the Company, or any date on or by which any other action is required to be taken by the Company or the Series 4 Shareholders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day.  A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

13.                               Book-Entry Only System

If the Series 4 Senior Preferred Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series 4 Senior Preferred Shares. Beneficial owners of Series 4 Senior Preferred Shares will not have the right to receive share certificates representing their ownership of the shares.

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Schedule B - Amendments to Articles of BPO

Class AAA Preference Shares, Series G

1.                                      Section 13(d) of the share terms of the Class AAA Preference Shares, Series G (the “Series G Share Terms”) is deleted and replaced with:

““Common Shares” means the non-voting limited partnership units of Brookfield Property Partners L.P., a Bermuda exempted limited partnership.”

2.                                      The following shall be added as a new Section 4.1.1 to the Series G Share Terms:

“4.1.1     BPY Corporation Conversion Call Rights

Notwithstanding the foregoing, in the event that the Corporation delivers a Corporation’s Conversion Notice pursuant to Section 4.1, and subject to the limitations set forth in this Section 4.1.1, Brookfield Property Partners L.P. (“BPY”) shall have the overriding right (the “Corporation Conversion Call Right”), notwithstanding the proposed conversion of the Series G Shares by the Corporation pursuant to Section 4.1 hereof, to purchase from such holder on the Corporation’s Conversion Date all but not less than all of the Series G Shares to be converted into Common Shares (the “Corporation Conversion Shares”) on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares (per Series G Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the Corporation’s Conversion Date, by the greater of US$2.00 and 95% of the Current Market Price, applicable on the last business day prior to the Corporation’s Conversion Date (the “Corporation Conversion Consideration”) which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Corporation Conversion Consideration. In the event of the exercise of a Corporation Conversion Call Right, a holder of Series G Shares who has received a Corporation’s Conversion Notice shall be obligated to sell all the Corporation Conversion Shares to BPY on the Corporation’s Conversion Date on payment by BPY of an amount per share equal to the Corporation Conversion Consideration for each such share in the form of Common Shares.

Upon delivery by the Corporation to a Holder of a Corporation’s Conversion Notice, the Corporation shall immediately notify BPY thereof. In order to exercise its Corporation Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a “BPY Corporation Conversion Call Notice”) at least five business days prior to the Corporation’s Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Corporation Conversion Call Right. If BPY delivers a BPY Corporation Conversion Call Notice prior to such five business day period and duly exercises its Corporation Conversion Call Right in accordance with this Section 4.1.1, the obligation of the Corporation to convert the Corporation Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Corporation’s Conversion Date the Corporation Conversion Shares for the Corporation Conversion Consideration in the form of Common Shares. Provided that the aggregate Corporation Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series G

Shares as provided in this Section 4.1.1, the closing of the purchase and sale of the Corporation Conversion Shares pursuant to the Corporation Conversion Call Right shall be deemed to have occurred as at the close of business on the Corporation’s Conversion Date and, for greater certainty, no conversion by the Corporation of such Corporation Conversion Shares shall take place on the Corporation’s Conversion Date.  In the event that BPY does not deliver a BPY Corporation Conversion Call Notice prior to such five business day period, the Corporation shall convert the Corporation Conversion Shares on the Corporation’s Conversion Date and in the manner otherwise contemplated in Section 4.1.

For the purpose of completing a purchase of Series G Shares pursuant to the exercise of a Corporation Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant Holder, at the address of the holder recorded in the register of the Corporation for the Series G Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series G Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Corporation Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Corporation Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

On and after the close of business on the Corporation’s Conversion Date, the holder of the Corporation Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Corporation Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Corporation Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Corporation Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Corporation’s Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Corporation Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Corporation Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.”

3.                                      The following shall be added as a new Section 4.2.1 to the Series G Share Terms:

“4.2.1     BPY Shareholder Conversion Call Rights

Notwithstanding the foregoing, but subject to Section 4.4, in the event that a Holder delivers a Holder’s Conversion Notice pursuant to Section 4.2, BPY shall have the overriding right (a “Shareholder Conversion Call Right”), notwithstanding the proposed Holder’s conversion of the Series G Shares pursuant to Section 4.2 hereof, to purchase from such holder on the Holder’s Conversion Date all but not less than all of the Subject Shares to be converted into Common Shares (the “Shareholder Conversion Shares”) on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares determined (per Series G Share) by dividing US$25.00, together with all accrued and unpaid Series G Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date by the greater of US$2.00 and 95% of the Current Market Price, on the last business day prior to the Holder’s Conversion Date (the “Holder Conversion Consideration”) which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Holder Conversion Consideration. In the event of the exercise of a Shareholder Conversion Call Right, a holder of Series G Shares who has delivered a Holder’s Conversion Notice shall be obligated to sell all the Shareholder Conversion Shares to BPY on the Holder’s Conversion Date on payment by BPY of an amount per share equal to the Holder Conversion Consideration for each such share in the form of Common Shares.

Upon receipt by the Corporation of a Holder’s Conversion Notice the Corporation shall (a) immediately notify BPY thereof and (b) not less than 20 calendar days prior to the Holder’s Conversion Date, provide the notice given to all Holders of Subject Shares pursuant to Section 4.4. specifying, among other things, the number of Shareholder Conversion Shares. In order to exercise its Shareholder Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a “BPY Shareholder Conversion Call Notice”) at least five business days prior to the Holder’s Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Shareholder Conversion Call Right. If BPY delivers a BPY Shareholder Conversion Call Notice prior to such five business day period and duly exercises its Shareholder Conversion Call Right in accordance with this Section 4.2.1, the obligation of the Corporation to convert the Shareholder Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Holder’s Conversion Date the Shareholder Conversion Shares for the Holder Conversion Consideration in the form of Common Shares. For greater certainty, BPY shall not purchase from the Holder any Subject Shares that are, pursuant to Section 4.4, to be redeemed by the Corporation or sold to another purchaser. Provided that the aggregate Holder Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series G Shares as provided in this Section 4.2.1, the closing of the purchase and sale of the Shareholder Conversion Shares pursuant to the Shareholder Conversion Call Right shall be deemed to have occurred as at the close of business on the Holder’s Conversion Date, and, for greater certainty, no conversion by the Corporation of such Shareholder Conversion Shares shall take place on the Holder’s Conversion Date. In the event that BPY does not deliver a BPY Shareholder Conversion Call Notice prior to such five business day period, the Corporation shall convert the Shareholder Conversion Shares on the Holder’s Conversion Date and in the manner otherwise contemplated in Section 4.2, as applicable.

For the purpose of completing a purchase of Series G Shares pursuant to the exercise of a Shareholder Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Corporation for the Series G Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series G Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Holder Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Holder Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

On and after the close of business on the Holder’s Conversion Date, the holder of the Shareholder Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Holder Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Holder Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Holder Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Holder’s Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Holder Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Shareholder Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.”

Class AAA Preference Shares, Series H

1.                                      Section 13(d) of the share terms of the Class AAA Preference Shares, Series H (the “Series H Share Terms”) is deleted and replaced with:

““Common Shares” means the non-voting limited partnership units of Brookfield Property Partners L.P., a Bermuda exempted limited partnership.”

2.                                      The following shall be added as a new Section 4.1.1 to the Series H Share Terms:

“4.1.1     BPY Corporation Conversion Call Rights

Notwithstanding the foregoing, in the event that the Corporation delivers a Corporation’s Conversion Notice pursuant to Section 4.1, and subject to the limitations set forth in this Section 4.1.1, Brookfield Property Partners L.P. (“BPY”) shall have the overriding right (the “Corporation Conversion Call Right”), notwithstanding the proposed conversion of the Series H Shares by the Corporation pursuant to Section 4.1 hereof, to purchase from such holder on the Corporation’s Conversion Date all but not less than all of the Series H Shares to be converted into Common Shares (the “Corporation Conversion Shares”) on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares (per Series H Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 and 95% of the Current Market Price, applicable on the last business day prior to the Corporation’s Conversion Date (the “Corporation Conversion Consideration”) which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Corporation Conversion Consideration. In the event of the exercise of a Corporation Conversion Call Right, a holder of Series H Shares who has received a Corporation’s Conversion Notice shall be obligated to sell all the Corporation Conversion Shares to BPY on the Corporation’s Conversion Date on payment by BPY of an amount per share equal to the Corporation Conversion Consideration for each such share in the form of Common Shares.

Upon delivery by the Corporation to a Holder of a Corporation’s Conversion Notice, the Corporation shall immediately notify BPY thereof. In order to exercise its Corporation Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a “BPY Corporation Conversion Call Notice”) at least five business days prior to the Corporation’s Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Corporation Conversion Call Right. If BPY delivers a BPY Corporation Conversion Call Notice prior to such five business day period and duly exercises its Corporation Conversion Call Right in accordance with this Section 4.1.1, the obligation of the Corporation to convert the Corporation Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Corporation’s Conversion Date the Corporation Conversion Shares for the Corporation Conversion Consideration in the form of Common Shares. Provided that the aggregate Corporation Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series H

Shares as provided in this Section 4.1.1, the closing of the purchase and sale of the Corporation Conversion Shares pursuant to the Corporation Conversion Call Right shall be deemed to have occurred as at the close of business on the Corporation’s Conversion Date and, for greater certainty, no conversion by the Corporation of such Corporation Conversion Shares shall take place on the Corporation’s Conversion Date.  In the event that BPY does not deliver a BPY Corporation Conversion Call Notice prior to such five business day period, the Corporation shall convert the Corporation Conversion Shares on the Corporation’s Conversion Date and in the manner otherwise contemplated in Section 4.1.

For the purpose of completing a purchase of Series H Shares pursuant to the exercise of a Corporation Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant Holder, at the address of the holder recorded in the register of the Corporation for the Series H Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series H Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Corporation Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Corporation Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

On and after the close of business on the Corporation’s Conversion Date, the holder of the Corporation Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Corporation Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Corporation Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Corporation Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Corporation’s Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Corporation Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Corporation Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.”

3.                                      The following shall be added as a new Section 4.2.1 to the Series H Share Terms:

“4.2.1     BPY Shareholder Conversion Call Rights

Notwithstanding the foregoing, but subject to Section 4.4, in the event that a Holder delivers a Holder’s Conversion Notice pursuant to Section 4.2, BPY shall have the overriding right (a “Shareholder Conversion Call Right”), notwithstanding the proposed Holder’s conversion of the Series H Shares pursuant to Section 4.2 hereof, to purchase from such holder on the Holder’s Conversion Date all but not less than all of the Subject Shares to be converted into Common Shares (the “Shareholder Conversion Shares”) on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares determined (per Series H Share) by dividing $25.00, together with all accrued and unpaid Series H Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date by the greater of $2.00 and 95% of the Current Market Price, on the last business day prior to the Holder’s Conversion Date (the “Holder Conversion Consideration”) which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Holder Conversion Consideration. In the event of the exercise of a Shareholder Conversion Call Right, a holder of Series H Shares who has delivered a Holder’s Conversion Notice shall be obligated to sell all the Shareholder Conversion Shares to BPY on the Holder’s Conversion Date on payment by BPY of an amount per share equal to the Holder Conversion Consideration for each such share in the form of Common Shares.

Upon receipt by the Corporation of a Holder’s Conversion Notice the Corporation shall (a) immediately notify BPY thereof and (b) not less than 20 calendar days prior to the Holder’s Conversion Date, provide the notice given to all Holders of Subject Shares pursuant to Section 4.4. specifying, among other things, the number of Shareholder Conversion Shares. In order to exercise its Shareholder Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a “BPY Shareholder Conversion Call Notice”) at least five business days prior to the Holder’s Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Shareholder Conversion Call Right. If BPY delivers a BPY Shareholder Conversion Call Notice prior to such five business day period and duly exercises its Shareholder Conversion Call Right in accordance with this Section 4.2.1, the obligation of the Corporation to convert the Shareholder Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Holder’s Conversion Date the Shareholder Conversion Shares for the Holder Conversion Consideration in the form of Common Shares. For greater certainty, BPY shall not purchase from the Holder any Subject Shares that are, pursuant to Section 4.4, to be redeemed by the Corporation or sold to another purchaser. Provided that the aggregate Holder Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series H Shares as provided in this Section 4.2.1, the closing of the purchase and sale of the Shareholder Conversion Shares pursuant to the Shareholder Conversion Call Right shall be deemed to have occurred as at the close of business on the Holder’s Conversion Date, and, for greater certainty, no conversion by the Corporation of such Shareholder Conversion Shares shall take place on the Holder’s Conversion Date.  In the event that BPY does not deliver a BPY Shareholder Conversion Call Notice prior to such five business day period, the Corporation shall convert the Shareholder Conversion Shares on the Holder’s Conversion Date and in the manner otherwise contemplated in Section 4.2, as applicable.

For the purpose of completing a purchase of Series H Shares pursuant to the exercise of a Shareholder Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Corporation for the Series H Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series H Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Holder Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Holder Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

On and after the close of business on the Holder’s Conversion Date, the holder of the Shareholder Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Holder Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Holder Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Holder Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Holder’s Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Holder Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Shareholder Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.”

Class AAA Preference Shares, Series J

1.                                      Section 13(d) of the share terms of the Class AAA Preference Shares, Series J (the “Series J Share Terms”) is deleted and replaced with:

““Common Shares” means the non-voting limited partnership units of Brookfield Property Partners L.P., a Bermuda exempted limited partnership.”

2.                                      The following shall be added as a new Section 4.1.1 to the Series J Share Terms:

“4.1.1     BPY Corporation Conversion Call Rights

Notwithstanding the foregoing, in the event that the Corporation delivers a Corporation’s Conversion Notice pursuant to Section 4.1, and subject to the limitations set forth in this Section 4.1.1, Brookfield Property Partners L.P. (“BPY”) shall have the overriding right (the “Corporation Conversion Call Right”), notwithstanding the proposed conversion of the Series J Shares by the Corporation pursuant to Section 4.1 hereof, to purchase from such holder on the Corporation’s Conversion Date all but not less than all of the Series J Shares to be converted into Common Shares (the “Corporation Conversion Shares”) on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares (per Series J Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 and 95% of the Current Market Price, applicable on the last business day prior to the Corporation’s Conversion Date (the “Corporation Conversion Consideration”) which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Corporation Conversion Consideration. In the event of the exercise of a Corporation Conversion Call Right, a holder of Series J Shares who has received a Corporation’s Conversion Notice shall be obligated to sell all the Corporation Conversion Shares to BPY on the Corporation’s Conversion Date on payment by BPY of an amount per share equal to the Corporation Conversion Consideration for each such share in the form of Common Shares.

Upon delivery by the Corporation to a Holder of a Corporation’s Conversion Notice, the Corporation shall immediately notify BPY thereof. In order to exercise its Corporation Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a “BPY Corporation Conversion Call Notice”) at least five business days prior to the Corporation’s Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Corporation Conversion Call Right. If BPY delivers a BPY Corporation Conversion Call Notice prior to such five business day period and duly exercises its Corporation Conversion Call Right in accordance with this Section 4.1.1, the obligation of the Corporation to convert the Corporation Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Corporation’s Conversion Date the Corporation Conversion Shares for the Corporation Conversion Consideration in the form of Common Shares. Provided that the aggregate Corporation Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series J Shares as provided in this Section 4.1.1, the closing of the purchase and sale of the Corporation Conversion Shares pursuant to the Corporation Conversion Call Right shall be deemed to have occurred as at the close of business on the Corporation’s Conversion Date and, for greater certainty, no conversion by the Corporation of such Corporation Conversion Shares shall take place on the Corporation’s Conversion Date.  In the event that BPY does not deliver a BPY Corporation Conversion Call Notice prior to such five business day period, the Corporation shall convert the Corporation Conversion Shares on the Corporation’s Conversion Date and in the manner otherwise contemplated in Section 4.1.

For the purpose of completing a purchase of Series J Shares pursuant to the exercise of a Corporation Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant Holder, at the address of the holder recorded in the register of the Corporation for the Series J Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series J Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Corporation Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Corporation Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

On and after the close of business on the Corporation’s Conversion Date, the holder of the Corporation Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Corporation Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Corporation Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Corporation Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Corporation’s Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Corporation Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Corporation Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.”

3.                                      The following shall be added as a new Section 4.2.1 to the Series J Share Terms:

“4.2.1     BPY Shareholder Conversion Call Rights

Notwithstanding the foregoing, but subject to Section 4.4, in the event that a Holder delivers a Holder’s Conversion Notice pursuant to Section 4.2, BPY shall have the overriding right (a “Shareholder Conversion Call Right”), notwithstanding the proposed Holder’s conversion of the Series J Shares pursuant to Section 4.2 hereof, to purchase from such holder on the Holder’s Conversion Date all but not less than all of the Subject Shares to be converted into Common Shares (the “Shareholder Conversion Shares”) on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares determined (per Series J Share) by dividing $25.00, together with all accrued and unpaid Series J Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date by the greater of $2.00 and 95% of the Current Market Price, on the last business day prior to the Holder’s Conversion Date (the “Holder Conversion Consideration”) which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Holder Conversion Consideration. In the event of the exercise of a Shareholder Conversion Call Right, a holder of Series J Shares who has delivered a Holder’s Conversion Notice shall be obligated to sell all the Shareholder Conversion Shares to BPY on the Holder’s Conversion Date on payment by BPY of an amount per share equal to the Holder Conversion Consideration for each such share in the form of Common Shares.

Upon receipt by the Corporation of a Holder’s Conversion Notice the Corporation shall (a) immediately notify BPY thereof and (b) not less than 20 calendar days prior to the Holder’s Conversion Date, provide the notice given to all Holders of Subject Shares pursuant to Section 4.4. specifying, among other things, the number of Shareholder Conversion Shares. In order to exercise its Shareholder Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a “BPY Shareholder Conversion Call Notice”) at least five business days prior to the Holder’s Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Shareholder Conversion Call Right. If BPY delivers a BPY Shareholder Conversion Call Notice prior to such five business day period and duly exercises its Shareholder Conversion Call Right in accordance with this Section 4.2.1, the obligation of the Corporation to convert the Shareholder Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Holder’s Conversion Date the Shareholder Conversion Shares for the Holder Conversion Consideration in the form of Common Shares. For greater certainty, BPY shall not purchase from the Holder any Subject Shares that are, pursuant to Section 4.4, to be redeemed by the Corporation or sold to another purchaser. Provided that the aggregate Holder Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series J Shares as provided in this Section 4.2.1, the closing of the purchase and sale of the Shareholder Conversion Shares pursuant to the Shareholder Conversion Call Right shall be deemed to have occurred as at the close of business on the Holder’s Conversion Date, and, for greater certainty, no conversion by the Corporation of such Shareholder Conversion Shares shall take place on the Holder’s Conversion Date.  In the event that BPY does not deliver a BPY Shareholder Conversion Call Notice prior to such five business day period, the Corporation shall convert the Shareholder Conversion Shares on the Holder’s Conversion Date and in the manner otherwise contemplated in Section 4.2, as applicable.

For the purpose of completing a purchase of Series J Shares pursuant to the exercise of a Shareholder Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Corporation for the Series J Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series J Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Holder Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Holder Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

On and after the close of business on the Holder’s Conversion Date, the holder of the Shareholder Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Holder Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Holder Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Holder Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Holder’s Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Holder Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Shareholder Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.”

Class AAA Preference Shares, Series K

1.                                      Section 13(d) of the share terms of the Class AAA Preference Shares, Series K (the “Series K Share Terms”) is deleted and replaced with:

““Common Shares” means the non-voting limited partnership units of Brookfield Property Partners L.P., a Bermuda exempted limited partnership.”

2.                                      The following shall be added as a new Section 4.1.1 to the Series K Share Terms:

“4.1.1     BPY Corporation Conversion Call Rights

Notwithstanding the foregoing, in the event that the Corporation delivers a Corporation’s Conversion Notice pursuant to Section 4.1, and subject to the limitations set forth in this Section 4.1.1, Brookfield Property Partners L.P. (“BPY”) shall have the overriding right (the “Corporation Conversion Call Right”), notwithstanding the proposed conversion of the Series K Shares by the Corporation pursuant to Section 4.1 hereof, to purchase from such holder on the Corporation’s Conversion Date all but not less than all of the Series K Shares to be converted into Common Shares (the “Corporation Conversion Shares”) on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares (per Series K Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 and 95% of the Current Market Price, applicable on the last business day prior to the Corporation’s Conversion Date (the “Corporation Conversion Consideration”) which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Corporation Conversion Consideration. In the event of the exercise of a Corporation Conversion Call Right, a holder of Series K Shares who has received a Corporation’s Conversion Notice shall be obligated to sell all the Corporation Conversion Shares to BPY on the Corporation’s Conversion Date on payment by BPY of an amount per share equal to the Corporation Conversion Consideration for each such share in the form of Common Shares.

Upon delivery by the Corporation to a Holder of a Corporation’s Conversion Notice, the Corporation shall immediately notify BPY thereof. In order to exercise its Corporation Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a “BPY Corporation Conversion Call Notice”) at least five business days prior to the Corporation’s Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Corporation Conversion Call Right. If BPY delivers a BPY Corporation Conversion Call Notice prior to such five business day period and duly exercises its Corporation Conversion Call Right in accordance with this Section 4.1.1, the obligation of the Corporation to convert the Corporation Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Corporation’s Conversion Date the Corporation Conversion Shares for the Corporation Conversion Consideration in the form of Common Shares. Provided that the aggregate Corporation Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series K

Shares as provided in this Section 4.1.1, the closing of the purchase and sale of the Corporation Conversion Shares pursuant to the Corporation Conversion Call Right shall be deemed to have occurred as at the close of business on the Corporation’s Conversion Date and, for greater certainty, no conversion by the Corporation of such Corporation Conversion Shares shall take place on the Corporation’s Conversion Date.  In the event that BPY does not deliver a BPY Corporation Conversion Call Notice prior to such five business day period, the Corporation shall convert the Corporation Conversion Shares on the Corporation’s Conversion Date and in the manner otherwise contemplated in Section 4.1.

For the purpose of completing a purchase of Series K Shares pursuant to the exercise of a Corporation Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant Holder, at the address of the holder recorded in the register of the Corporation for the Series K Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series K Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Corporation Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Corporation Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

On and after the close of business on the Corporation’s Conversion Date, the holder of the Corporation Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Corporation Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Corporation Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Corporation Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Corporation’s Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Corporation Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Corporation Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.”

3.                                      The following shall be added as a new Section 4.2.1 to the Series K Share Terms:

“4.2.1     BPY Shareholder Conversion Call Rights

Notwithstanding the foregoing,  but subject to Section 4.4, in the event that a Holder delivers a Holder’s Conversion Notice pursuant to Section 4.2, BPY shall have the overriding right (a “Shareholder Conversion Call Right”), notwithstanding the proposed Holder’s conversion of the Series K Shares pursuant to Section 4.2 hereof, to purchase from such holder on the Holder’s Conversion Date all but not less than all of the Subject Shares to be converted into Common Shares (the “Shareholder Conversion Shares”) on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares determined (per Series K Share) by dividing $25.00, together with all accrued and unpaid Series K Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date by the greater of $2.00 and 95% of the Current Market Price, on the last business day prior to the Holder’s Conversion Date (the “Holder Conversion Consideration”) which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Holder Conversion Consideration. In the event of the exercise of a Shareholder Conversion Call Right, a holder of Series K Shares who has delivered a Holder’s Conversion Notice shall be obligated to sell all the Shareholder Conversion Shares to BPY on the Holder’s Conversion Date on payment by BPY of an amount per share equal to the Holder Conversion Consideration for each such share in the form of Common Shares.

Upon receipt by the Corporation of a Holder’s Conversion Notice the Corporation shall (a) immediately notify BPY thereof and (b) not less than 20 calendar days prior to the Holder’s Conversion Date, provide the notice given to all Holders of Subject Shares pursuant to Section 4.4. specifying, among other things, the number of Shareholder Conversion Shares. In order to exercise its Shareholder Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a “BPY Shareholder Conversion Call Notice”) at least five business days prior to the Holder’s Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Shareholder Conversion Call Right. If BPY delivers a BPY Shareholder Conversion Call Notice prior to such five business day period and duly exercises its Shareholder Conversion Call Right in accordance with this Section 4.2.1, the obligation of the Corporation to convert the Shareholder Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Holder’s Conversion Date the Shareholder Conversion Shares for the Holder Conversion Consideration in the form of Common Shares. For greater certainty, BPY shall not purchase from the Holder any Subject Shares that are, pursuant to Section 4.4, to be redeemed by the Corporation or sold to another purchaser. Provided that the aggregate Holder Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series K Shares as provided in this Section 4.2.1, the closing of the purchase and sale of the Shareholder Conversion Shares pursuant to the Shareholder Conversion Call Right shall be deemed to have occurred as at the close of business on the Holder’s Conversion Date, and, for greater certainty, no conversion by the Corporation of such Shareholder Conversion Shares shall take place on the Holder’s Conversion Date.  In the event that BPY does not deliver a BPY Shareholder Conversion Call Notice prior to such five business day period, the Corporation shall convert the Shareholder Conversion Shares on the Holder’s Conversion Date and in the manner otherwise contemplated in Section 4.2, as applicable.

For the purpose of completing a purchase of Series K Shares pursuant to the exercise of a Shareholder Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Corporation for the Series K Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series K Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Holder Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Holder Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

On and after the close of business on the Holder’s Conversion Date, the holder of the Shareholder Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Holder Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Holder Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Holder Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Holder’s Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Holder Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Shareholder Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.”